Confidentially submitted to the Securities and Exchange Commission on May 13, 2015. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

As filed with the Securities and Exchange Commission on _________________, 2015

Registration No. 333-______________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FREECAST, INC.
(Exact name of registrant as specified in its charter)

Florida	7990	45-2787251
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

5850 TG Lee Blvd, Suite 310
Orlando, Florida 32822
407 374-1603

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

WHWW, Inc.
390 North Orange Avenue
Suite 1500
Orlando, Florida 32801
407 246-6577

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Mitchell S. Nussbaum
Giovanni Caruso
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154	Tel:
(212) 407-4000	Fax:
Fax: (212) 937-3943

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.0001 par value
Total

(1)	Includes Common Stock that may be issued upon exercise of a 30-day option granted to the underwriters to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion,

Preliminary Prospectus dated ______, 2015

FREECAST, INC.

______________ shares of common stock

This is our initial public offering of common stock. No public market currently exists for our common stock. We anticipate the initial public offering price will be between $ and $ per share.

We are selling         shares of common stock.

It is anticipated that our common stock will be listed on the Nasdaq Capital Market, or Nasdaq, prior to or shortly after the date of this prospectus.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced reporting requirements after this offering. See “Prospectus Summary—Emerging Growth Company Status.”

Investing in our securities involves a high degree of risk. You should carefully consider the risk factors beginning on page 5 of this prospectus before purchasing shares of our common stock.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us

Per Share	$	$	$

Total	$	$	$

We have granted the underwriters the right to purchase an additional        shares of our common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on        , 2015.

The date of this prospectus is                          , 2015

i

SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, including the information under “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus before investing in our common stock.

Our Company

FreeCast Inc. (“FreeCast”, “we”, or “us”) is a content discovery and management company that provides an eMedia guide branded as “Rabbit TV” to members. We have sold more than 3,000,000 memberships of Rabbit TV and Rabbit TV Plus since our inception. We generate revenues through membership fees, advertising, and referral fees. We were founded in 2011 and had revenues of $1.32 million for the fiscal year ended June 30, 2014 and $618 thousand for the six months ended December 31, 2014. Memberships to our eMedia guide are available for purchase in stores (through our agreement with Telebrands Corp.) and online as Rabbit TV and Rabbit TV Plus.

The basis of our eMedia guide is our proprietary technology that automatically crawls the internet to locate commercial-quality entertainment content from thousands of sources, including free, paid, and subscription-based content. Our technology then sorts through and manages the vast majority of the commercial-quality video, radio and online games on the web, including both live and on-demand video (other than live, local television) from online free, subscription and Pay-per-view (PPV) services. All of this information is then incorporated into our interactive eMedia guide.

The eMedia guide uses images and related information on customized guide pages to provide members with an easy way to explore all of the available material from one centralized location. Upon selecting content to consume, the member is directed to the original source of the content. If content is available for free, the member is transferred to the website providing the content. If content is available through a subscription service (such as Netflix or Hulu), we allow the member to log-in to the service through our eMedia guide and the member is then directed to the subscription service’s website. If the content is PPV, the member is directed to the page requiring payment for the PPV service. We do not manipulate or distribute the source content, and the provider of the content retains all rights to and management of content.

Our eMedia guide is currently available on computers, smart phones and tablets, and, in the first half of 2015, will be available through a device which will bring our eMedia guide to televisions.

Our strategy is to grow our eMedia guide membership business domestically and globally. We work constantly to improve the customer experience, with a focus on expanding the content catalogued by our technology, enhancing our user interface and extending our service to even more Internet-connected devices.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, we have included detailed compensation information for only our three most highly compensated executive officers and have not included a compensation discussion and analysis (CD&A) of our executive compensation programs in this prospectus. In addition, for so long as we are an “emerging growth company,” we will not be required to:

•	engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes–Oxley Act of 2002 (the “Sarbanes–Oxley Act”);

•	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes;” or

•	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparison of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an “emerging growth company” can use the extended transition period for complying with new or revised accounting standards.

We will remain an “emerging growth company” until the earliest to occur of:

•	our reporting $1 billion or more in annual gross revenues;

•	our issuance, in a three year period, of more than $1 billion in non-convertible debt;

•	the end of the fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million on the last business day of our second fiscal quarter; and

•	June 30, 2020.

Our Corporate Information

We were incorporated on June 21, 2011 in the State of Florida. Our principal executive offices are located at 5850 TG Lee Blvd, Suite 310, Orlando, Florida 32822. Our telephone number is 407 374-1603. We maintain a website at www.FreeCast.com. The information contained on our website is not, and should not be interpreted to be, a part of this prospectus.

2

THE OFFERING

Common stock being offered by us	shares
Common stock being offered by the selling shareholders	shares
Total common stock offered in this offering	shares
Common stock to be outstanding immediately after this offering	shares
Over-allotment option	shares
Use of Proceeds	We intend to use the net proceeds from this offering for working capital and other general corporate purposes, which may include financing our growth, developing new products, and funding capital expenditures, acquisitions and investments.
Proposed Nasdaq trading symbol	[____________]
Risk Factors	The securities offered by this prospectus are speculative and involve a high degree of risk and investors purchasing securities should not purchase the securities unless they can afford the loss of their entire investment. See “Risk Factors” beginning on page 5.

The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of February 9, 2015. The number of shares of our common stock to be outstanding after this offering does not take into account:

•	36,199,033 shares of common stock issuable upon the exercise of outstanding warrants as of December 31, 2014 at a weighted average exercise price of $0.25 per share;

Unless otherwise noted, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option, and has been adjusted to reflect the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws upon the completion of this offering.

3

SUMMARY FINANCIAL AND OTHER DATA

The following table presents our summary historical financial data for the periods presented and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this prospectus. The statements of operations data for the fiscal years ended June 30, 2013 and 2014 are derived from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the period ended December 31, 2014 is derived from our unaudited financial statements included elsewhere in this prospectus.

	Year Ended June 30,		Six Months Ended December 31,
	2013	2014	2013	2014
			(unaudited)	(unaudited)
Statements of Operations Data:
Total Revenue	$183,667	$1,315,480	$524,604	$617,959
Total Operating Expenses	$782,067	$2,800,505	$1,539,518	$1,509,489
Loss From Operations	$(861,562)	$(1,727,890)	$(1,129,087)	$(1,138,159)
Total Other Expense	$(1,089,423)	$(17,315)	$(7,893)	$(11,485)
Net Loss	$(1,950,985)	$(1,745,205)	$(1,136,980)	$(1,149,644)
Net Loss per share, basic and diluted	$(0.09)	$(0.06)	$(0.04)	$(0.04)

The pro forma statement of financial condition data as of December 31, 2014 gives effect to this offering based on an assumed initial public offering price of $ ___ per share, which is the midpoint of the range listed on the cover page of this prospectus.

	As of December 31, 2014
	Actual	Pro, Forma, as adjusted
	(unaudited)	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$187,013
Accounts Receivable	823,791
Total Assets	1,550,120
Total Current Liabilities	2,353,255
Total Liabilities	2,353,255
Total Shareholders’ equity (deficit)	(803,135)

4

RISK FACTORS

You should carefully consider the risks described below and elsewhere in this report, which could materially and adversely affect our business, results of operations or financial condition. Our business faces significant risks and the risks described below may not be the only risks we face. Additional risks not presently known to us or that we currently believe are immaterial may materially affect our business, results of operations, or financial condition. If any of these risks occur, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Relating to Our Business

We may not be able to continue as a going concern without additional financing. If such financing is not available to us or is not available to us on acceptable terms, we may be forced to cease operations.

We have a limited operating history and have incurred recurring losses from operations since inception, accumulating a deficit of $5,664,681 as of December 31, 2014. For the six months ended December 31, 2014, we incurred a net loss of 1,149,644 and for the years ended June 30, 2014 and 2013, we incurred net losses of $1,745,205 and $1,950,985, respectively. Our failure to generate sufficient revenues, reduce spending or raise additional capital could adversely affect our ability to achieve our intended business objectives. These matters, among others, raise substantial doubt about our ability to continue as a going concern.

Since our inception, our operations of have been funded primarily through sales of common stock to private investors, debt financing, and exchange of common stock for services received by us. We cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that we raise additional funds by issuing equity securities, our shareholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact our ability to conduct business. If we are not able to raise additional capital when required or on acceptable terms, we may have to (i) significantly delay, scale back or discontinue the development and/or commercialization of Rabbit TV; (ii) seek collaborators for further development and commercialization of Rabbit TV; or (iii) relinquish or otherwise dispose of some or all of our rights to technologies or the products that we would otherwise seek to develop or commercialize.

Products sold through Telebrands Corp. accounted for 45% or more of our revenues in each of our last two fiscal years, and the deterioration of our relationship with Telebrands would result in a loss of members and a deterioration of our operating results.

Telebrands Corp. accounted for 54% and 45% of our revenues in the fiscal years ended June 30, 2013 and 2014. In addition, although we maintain the rights associated with the technology in our eMedia guide, the Rabbit TV brand (under which our eMedia guide is provided to members) is owned by Telebrands. Therefore, if our relationship with Telebrands were to deteriorate and we were no longer able to use the Rabbit TV brand to market our product, we would lose members and our operating results would deteriorate.

5

Our eMedia guide relies on a technology that we license from Nextelligence, and any interruption of our rights as a licensee could have a significant adverse impact on some major aspects of our business, such as product development, customer retention, and sales.

Our eMedia guide has been built on technology developed by Nextelligence and used by us pursuant to an exclusive forty year license. Nextelligence is principally owned and controlled by William A. Mobley, Jr., our founder, Chief Executive Officer and Chairman of the Board of Directors. If we were not able to use the technology for any reason, it could have a significant adverse impact on some major aspects of our business, such as product development, customer retention, and sales.

If our efforts to attract and retain members are not successful, our business will be adversely affected.

We have experienced significant member growth over the past several years. Our ability to continue to attract members will depend in part on our ability to consistently provide our members with a valuable and quality experience for selecting and viewing TV shows and movies and access to on-line radio stations and games. Furthermore, the relative service levels, content offerings, pricing and related features of competitors to our service may adversely impact our ability to attract and retain members. If consumers do not perceive our service offering to be of value, or if we introduce new or adjust existing services that are not favorably received by them, we may not be able to attract members. In addition, many of our members are rejoining our service or originate from word-of-mouth advertising from existing members. Our attracting and retaining members may depend on our ability to:

•	offer a secure platform;
•	provide tools and services that meet the evolving needs of consumers;
•	provide a wide range of high-quality product and service offerings;
•	enhance the attractiveness of our platform;
•	maintain the quality of our customer service; and
•	continue adapting to the changing demands of the market.

If our efforts to satisfy our existing members are not successful, we may not be able to attract new members, and as a result, our ability to maintain and/or grow our business will be adversely affected. Members cancel their membership to our service for many reasons, including a perception that they do not use the service sufficiently, the need to cut household expenses, availability of content is limited, competitive services provide a better value or experience and customer service issues are not satisfactorily resolved. We must continually add new members both to replace members who cancel and to grow our business beyond our current member base. If too many of our members cancel our service, or if we are unable to attract new members in numbers sufficient to grow our business, our operating results will be adversely affected. If we are unable to successfully compete with current and new competitors in both retaining our existing members and attracting new members, our business will be adversely affected. Further, if excessive numbers of members cancel our service, we may be required to incur significantly higher marketing expenditures than we currently anticipate to replace these members with new members.

If we are not able to continue to innovate or if we fail to adapt to changes in our industry, our business, financial condition and results of operations would be materially and adversely affected.

The market for on-line video, radio and games is characterized by rapidly changing technology, evolving industry standards, new service and product introductions and changing customer demands. Although we have developed new products and services in order to meet customer demand, new technologies and evolving business models for delivery of entertainment video continue to develop at a fast pace and we may not be able to keep up with all of the changes. Consumers are afforded various means for consuming on-line video, radio and games. The various economic models underlying these differing means of entertainment video delivery include subscription, pay-per-view, ad-supported and piracy-based models. Several competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. New entrants may enter the market with unique service offerings or approaches to distributing on-line video, radio and games and other companies also may enter into business combinations or alliances that strengthen their competitive positions. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plan. If we are unable to successfully or profitably compete with current and new competitors, programs and technologies, our business will be adversely affected, and we may not be able to increase or maintain market share, revenues or profitability.

6

Changes in consumer viewing habits, including more widespread usage of demand methods of entertainment video consumption could adversely affect our business.

The manner in which consumers seek entertainment online is changing rapidly. Digital cable, wireless and Internet content providers are continuing to improve technologies, content offerings, user interfaces, and business models that allow consumers to access entertainment video-on-demand with interactive capabilities. The devices through which on-line video, radio and games can be consumed are also changing rapidly. For example, content from cable service providers may be viewed on laptops and mobile devices and content from Internet content providers may be viewed on TVs. If competitors providing similar services address the changes in consumer habits in a manner that is better able to meet content distributor and consumer needs and expectations, our business could be adversely affected.

We may not be able to maintain or grow our revenue or our business.

We primarily derive our revenue from memberships, advertising and fees from affiliate programs of content providers, and we have experienced significant growth in our revenue. We were formed in 2011, had no revenue until 2013 and our revenue grew 616% from fiscal year 2013 to fiscal year 2014. Our revenue growth may slow or our revenues may decline for many reasons, including decreasing consumer spending, increasing competition, slowing growth of the consumption of on-line video, radio and games, changes in government policies or general economic conditions. In addition, our revenue growth rate will likely decline as our revenue grows to higher levels

If we are not able to manage our growth, our business could be adversely affected.

We are currently engaged in an effort to grow our service by introducing online access renewal, developing new products, expanding internationally and to residents of rural areas. As we undertake all these changes, if we are not able to manage the growing complexity of our business, including improving, refining or revising our systems and operational practices, our business may be adversely affected.

If our efforts to build strong brand identity and improve member satisfaction and loyalty are not successful, we may not be able to attract or retain members, and our operating results may be adversely affected.

We must continue to build and maintain strong brand identity for our products and services, which have expanded over time. We believe that strong brand identity will be important in attracting members. If our efforts to promote and maintain our existing brands and brands we develop in the future are not successful, our operating results and our ability to attract members may be adversely affected. From time to time, our members express dissatisfaction with our service, including, among other things, title availability, processing and service interruptions. To the extent dissatisfaction with our service is widespread or not adequately addressed, our brand may be adversely impacted and our ability to attract and retain members may be adversely affected. With respect to our planned international expansion, we will also need to establish our brand and to the extent we are not successful, our business in new markets would be adversely impacted.

7

If we are unable to manage the mix of member acquisition sources, our member levels and marketing expenses may be adversely affected.

We utilize a broad mix of marketing programs to promote our service to potential new members. We obtain new members through our online marketing efforts, including paid search listings, banner ads, text links and permission-based e-mails. In addition, we have engaged in various offline marketing programs, including TV and radio advertising, direct mail and print campaigns, consumer package and mailing insertions. We maintain an active public relations program to increase awareness of our service and drive member acquisition. We opportunistically adjust our mix of marketing programs to acquire new members at a reasonable cost with the intention of achieving overall financial goals. If we are unable to maintain or replace our sources of members with similarly effective sources, or if the cost of our existing sources increases, our member levels and marketing expenses may be adversely affected.

If we are unable to continue using our current marketing channels, our ability to attract new members may be adversely affected.

We may not be able to continue to support the marketing of our service by current means if such activities are no longer available to us, become cost prohibitive or are adverse to our business. If companies that currently promote our service decide that we are negatively impacting their business, that they want to compete more directly with our business or enter a similar business or decide to exclusively support our competitors, we may no longer be given access to such marketing through them. In addition, if ad rates increase, we may curtail marketing expenses or otherwise experience an increase in our marketing costs. Laws and regulations impose restrictions on the use of certain channels, including commercial e-mail and direct mail. We may limit or discontinue use or support of e-mail and other activities if we become concerned that members or potential members deem such activities intrusive, which could affect our goodwill or brand. If the available marketing channels are curtailed, our ability to attract new members may be adversely affected.

Although we do not distribute content through our service, if we are sued for content viewed through our service, our results of operations would be adversely affected.

Although we do not distribute content through our service, we face potential liability for negligence, copyright, patent or trademark infringement or other claims based on content linked through our service. We also may face potential liability for content uploaded from our users in connection with our community-related content or reviews. If we become liable for such activities, then our business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability could harm our results of operations. We cannot assure that we are insured or indemnified to cover claims of these types or liability that may be imposed on us.

We rely upon a number of partners to offer our service.

We currently offer members the ability to easily navigate available sources of on-line video, radio and games and consume such media through their computers and other Internet-connected devices. If we are not successful in maintaining existing and creating new relationships, or if we encounter technological, content licensing or other impediments to our ability to organize content, our ability to grow our business could be adversely impacted. Furthermore, devices are manufactured and sold by entities other than FreeCast and while these entities should be responsible for the devices’ performance, the connection between these devices and FreeCast may nonetheless result in consumer dissatisfaction toward FreeCast and such dissatisfaction could result in claims against us or otherwise adversely impact our business.

8

Any significant disruption in our computer systems or those of third-parties that we utilize in our operations could result in a loss or degradation of service and could adversely impact our business.

Members and potential members access our service through our Web site or their TVs, computers, game consoles or mobile devices. Our reputation and ability to attract, retain and serve our members is dependent upon the reliable performance of our computer systems and those of third-parties that we utilize in our operations. Interruptions in these systems, or with the Internet in general, including discriminatory network management practices, could make our service unavailable or degraded. Much of our software is proprietary, and we rely on the expertise of our engineering and software development teams for the continued performance of our software and computer systems. Service interruptions, errors in our software or the unavailability of computer systems used in our operations could diminish the overall attractiveness of our service to existing and potential customers.

Our servers and those of third-parties we use in our operations are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions and delays in our service and operations as well as loss, misuse or theft of data. Our Web site periodically experiences directed attacks intended to cause a disruption in service. Any attempts by hackers to disrupt our service or our internal systems, if successful, could harm our business, be expensive to remedy and damage our reputation. Our insurance does not cover expenses related to attacks on our Web site or internal systems. Efforts to prevent hackers from entering our computer systems are expensive to implement and may limit the functionality of our services. Any significant disruption to our service or internal computer systems could result in a loss of members and adversely affect our business and results of operations.

We utilize our own communications and computer hardware systems located either in our facilities or in that of a third-party Web hosting provider. In addition, we utilize third-party Internet-based or “cloud” computing services in connection with our business operations. Problems faced by our third-party Web hosting or cloud computing providers, including technological or business-related disruptions, could adversely impact the experience of our members. In addition, fires, floods, earthquakes, power losses, telecommunications failures, break-ins and similar events could damage these systems and hardware or cause them to fail completely. As we do not maintain entirely redundant systems, a disrupting event could result in prolonged downtime of our operations and could adversely affect our business.

We rely upon third parties to host certain aspects of our service and any disruption of or interference with our use of such third party services would impact our operations and our business would be adversely impacted.

We make use of a number of services provided by third parties, including distributed computing infrastructure platform for business operations, or what is commonly referred to as a cloud computing service. We have architected our software and computer systems so as to utilize data processing, storage capabilities and other services provided by such third parties. Given this, along with the fact that we cannot easily switch our operations to other providers, any disruption of or interference with our use of current service providers would impact our operations and our business would be adversely impacted.

We rely heavily on our proprietary technology to locate and organize on-line video, radio and games and to manage other aspects of our operations, and the failure of this technology to operate effectively could adversely affect our business.

We continually enhance or modify the technology used for our operations. We cannot be sure that any enhancements or other modifications we make to our operations will achieve the intended results or otherwise be of value to our members. Future enhancements and modifications to our technology could consume considerable resources. If we are unable to maintain and enhance our technology, our ability to retain existing members and to add new members may be impaired. In addition, if our technology or that of third-parties we utilize in our operations fails or otherwise operates improperly, our ability to retain existing members and to add new members may be impaired. Also, any harm to our members’ personal computers or other devices caused by software used in our operations could have an adverse effect on our business, results of operations and financial condition.

9

Our business depends on continued and unimpeded access to the Internet at non-discriminatory prices. Internet access providers and Internet backbone providers may be able to block, limit, degrade or charge for access to certain of our products and services, which could lead to additional expenses and the loss of users.

Our products and services depend on the ability of our customers’ viewers to access the Internet, and certain of our customers’ products require significant bandwidth to work effectively. Currently, this access is provided by companies that have significant and increasing market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies and mobile communications companies. Some of these providers have stated that they may take measures that could degrade, disrupt or increase the cost of user access by restricting or prohibiting the use of their infrastructure to support or facilitate offerings, or by charging increased fees to provide offerings, while others, including some of the largest providers of broadband Internet access services, have committed to not engaging in such behavior.

The ability of the FCC to regulate broadband Internet access services was called into question by an April 2010 ruling of the United States Court of Appeals for the D.C. Circuit. The FCC then proposed rules regulating broadband Internet access, but on January 14, 2014, the D.C. Circuit Court of Appeals struck down the net neutrality rules adopted by the FCC, determining that the FCC did not have the authority to issue or enforce net neutrality rules, as it had failed to identify certain service providers as “common carriers.” On February 26, 2015, the FCC approved a new rule that reclassifies broadband Internet access service as a telecommunication service and regulates broadband Internet access as a public utility. This new rule is likely to face challenges in court. In addition, if Congress passes a new law, the FCC’s regulations will be superseded, and it will be the new law that establishes rules regulating broadband Internet access. AT&T has filed several patent applications for methods to take advantage of the dissolution of the net neutrality rules, and complaints have begun to mount that certain carriers are slowing access to various third party on-line and cloud services.

Unless either Congress or the FCC addresses the scope of its authority it is possible that broadband service providers could impose restrictions on bandwidth and service delivery that may adversely impact our download speeds or ability to deliver content over those facilities, or impose significant end user or other fees that could impact the cost of our services to end users, or our delivery costs. As a result of the Court’s action and the FCC’s inaction, current and future actions by broadband Internet access providers may also result in limitations on access to our services, a loss of existing users, or increased costs to us, our users or our customers, thereby impairing our ability to attract new users, or limiting our opportunities and models for revenue and growth.

Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business.

We rely upon the ability of consumers to access our service through the Internet. To the extent that network operators implement usage based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our member acquisition and retention could be negatively impacted.

Most network operators that provide consumers with access to the Internet also provide these consumers with multichannel video programming. As such, companies like Comcast, Time Warner Cable and Cablevision have an incentive to use their network infrastructure in a manner adverse to our continued growth and success. While we believe that consumer demand, regulatory oversight and competition will help check these incentives, to the extent that network operators are able to provide preferential treatment to their data as opposed to ours, our business could be negatively impacted.

10

Privacy concerns could limit our ability to leverage our member data and our disclosure of or unauthorized access to member data could adversely impact our business and reputation.

In the ordinary course of business and in particular in connection with merchandising our service to our members, we collect and utilize data supplied by our members. We currently face certain legal obligations regarding the manner in which we treat such information. Other businesses have been criticized by privacy groups and governmental bodies for attempts to link personal identities and other information to data collected on the Internet regarding users’ browsing and other habits. Increased regulation of data utilization practices, including self-regulation or findings under existing laws, that limit our ability to use collected data, could have an adverse effect on our business. In addition, if unauthorized access to our member data were to occur or if we were to disclose data about our members in a manner that was objectionable to them, our business reputation could be adversely affected, and we could face potential legal claims that could impact our operating results.

Our reputation and relationships with members would be harmed if our member data, particularly billing data, were to be accessed by unauthorized persons.

We maintain personal data regarding our members, including names and, in many cases, mailing addresses. With respect to billing data, such as credit card numbers, we rely on licensed encryption and authentication technology to secure such information. We take measures to protect against unauthorized intrusion into our members’ data. If, despite these measures, we, or our payment processing services, experience any unauthorized intrusion into our members’ data, current and potential members may become unwilling to provide the information to us necessary for them to become members, we could face legal claims, and our business could be adversely affected. Similarly, if a well-publicized breach of the consumer data security of any other major consumer Web site were to occur, there could be a general public loss of confidence in the use of the Internet for commerce transactions which could adversely affect our business.

In addition, we do not obtain signatures from members in connection with the use of credit cards by them. Under current credit card practices, to the extent we do not obtain cardholders’ signatures, we are liable for fraudulent credit card transactions, even when the associated financial institution approves payment of the orders. From time to time, fraudulent credit cards are used on our Web site to obtain service. Typically, these credit cards have not been registered as stolen and are therefore not rejected by our automatic authorization safeguards. While we do have a number of other safeguards in place, we nonetheless experience some loss from these fraudulent transactions. We do not currently carry insurance against the risk of fraudulent credit card transactions. A failure to adequately control fraudulent credit card transactions would harm our business and results of operations.

We may not be able to protect our intellectual property rights.

We rely on a combination of trademark, fair trade practice, patent, copyright and trade secret protection laws, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. We also enter into confidentiality agreements with our employees and any third parties who may access our proprietary information, and we rigorously control access to our proprietary technology and information.

11

Intellectual property protection may not be sufficient and confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we would prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our Web site, technology, title selection processes and marketing activities.

Trademark, copyright, patent and other intellectual property rights are important to us and other companies. Our intellectual property rights extend to our technology, business processes and the content on our Web site. We use the intellectual property of third-parties in merchandising our products and marketing our service through contractual and other rights. From time to time, third-parties allege that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use, or develop non-infringing technology or otherwise alter our business practices on a timely basis in response to claims against us for infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business and competitive position may be adversely affected. Many companies are devoting significant resources to developing patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the Internet. We have not searched patents relative to our technology. Defending ourselves against intellectual property claims, whether they are with or without merit or are determined in our favor, results in costly litigation and diversion of technical and management personnel. It also may result in our inability to use our current Web site and technology, or our inability to market our service or merchandise our products. As a result of a dispute, we may have to develop non-infringing technology, enter into royalty or licensing agreements, adjust our merchandising or marketing activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us.

If we are unable to protect our domain names, our reputation and brand could be adversely affected.

We currently hold various domain names relating to our brand, including freecast.com. Failure to protect our domain names could adversely affect our reputation and brand and make it more difficult for users to find our Web site and our service. The acquisition and maintenance of domain names generally are regulated by governmental agencies and their designees. The regulation of domain names in the United States may change in the near future. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We may be unable, without significant cost or at all, to prevent third-parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

12

We depend on key management as well as experienced and capable personnel generally, and any failure to attract, motivate and retain our staff could severely hinder our ability to maintain and grow our business.

We rely on the continued service of our senior management, including our founder and Chief Executive Officer and Chairman of the Board of Directors William A. Mobley, Jr., members of our executive team and other key employees and the hiring of new qualified employees. In our industry, there is substantial and continuous competition for highly skilled business, product development, technical and other personnel. If we lose the services of any member of management or key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth.

Our brand name and our business may be harmed by aggressive marketing and communications strategies of our competitors.

Due to competition in our industry, we have been and may be the target of incomplete, inaccurate and false statements about our company and our services that could damage our and our management’s reputation and our brand and materially deter consumers from using our service. Our brand name and our business may be harmed if we are unable to promptly respond to our competitors’ misleading marketing efforts.

Risks Related to the Offering

An active trading market for our common stock may not develop, which may cause our common stock to trade at a discount from the initial offering price and make it difficult for you to sell the shares you purchase.

Prior to this offering, there has been no public trading market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development or maintenance of an active trading market. The initial public offering price per share of our common stock has been determined by agreement among us and the underwriters and may not be indicative of the price at which our common stock will trade in the public trading market after this offering. If an active trading market does not develop, there may be difficulty selling any shares of our common stock.

The offering price of our common stock may not be indicative of future market prices of our common stock.

The offering price of the shares of our common stock has been arbitrarily determined by us and should not be considered an objective indication of our actual value, as it bears no relationship to our assets, earnings, book value or any other objective financial statement criteria of value.

Our management will have considerable discretion as to the use of the net proceeds to be received by us from this offering, and such use may not improve our financial results or increase the trading price of our common stock.

We have not allocated a significant portion of the net proceeds to be received by us in this offering to any particular purpose, and our use of such proceeds will be based on our current growth strategies and business conditions. Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase the trading price of our common stock. The net proceeds from this offering, pending investment in operating assets or businesses, may be placed in investments that do not produce income or that lose value.

13

After this offering, William A. Mobley, Jr., our founder, Chief Executive Officer and Chairman of the Board of Directors, individually and through Nextelligence, Inc., which is majority owned and controlled by him, will own or control in excess of 70.0% of our outstanding common stock.

After this offering, William A. Mobley, Jr., our Chief Executive Officer and Chairman of the Board of Directors, individually and through Nextelligence, Inc., which is majority owned and controlled by him, will own or control in excess of 70.0% of our outstanding common stock. As a result, Mr. Mobley is able to exercise significant influence over our company, including, but not limited to, any shareholder approvals for the election of our directors and, indirectly, the selection of our senior management, the amount of dividend payments, if any, our annual budget, increases or decreases in our share capital, new securities issuance, mergers and acquisitions and any amendments to our memorandum of association and articles of association. Furthermore, this concentration of ownership may delay or prevent a change of control or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could decrease the market price of our shares.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as the factors listed below, some of which are beyond our control, could affect the market price of our common stock:

•	our failure to achieve actual operating results that meet or exceed guidance that we may have provided due to factors beyond our control, such as currency volatility and trading volumes;

•	future announcements concerning us or our competitors, including the announcement of acquisitions;

•	changes in government regulations or in the status of our regulatory approvals or licensure;

•	public perceptions of risks associated with our services or operations;

•	developments in our industry; and

•	general economic, market and political conditions and other factors that may be unrelated to our operating performance or the operating performance of our competitors.

If you purchase common stock sold in this offering, you will experience immediate and substantial dilution.

Based upon our unaudited financial statements at and for the six months ended December 31, 2014, if you purchase common stock sold in this offering, you will experience immediate and substantial dilution of $[__] per share based on an offering price of $___, because the price that you pay per share will be greater than the net tangible book value per share. Our existing shareholders will experience an immediate increase in net tangible book value of $[__] per share. In addition, you may face additional dilution if we issue additional securities in the future to finance our operations.

If securities or industry analysts do not publish research or reports about our business, if they change their recommendations regarding our common stock adversely, or if we fail to achieve analysts’ earnings estimates, the market price and trading volume of our common stock could decline.

The trading market for our common stock may be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us or our industry make unfavorable comments about our market opportunity or business, the market price of our common stock would likely decline. If one or more of these analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the market price of our common stock or trading volume to decline. In addition, if we fail to achieve analysts’ earnings estimates, the market price of our common stock would also likely decline.

14

If we are unable to meet the continued listing requirements of the Nasdaq, the Nasdaq will delist our common stock.

Upon the consummation of this offering, our common stock will be listed on the Nasdaq. In the future, if we are not able to meet the Nasdaq continued listing standards, we could be subject to suspension and delisting proceedings. A delisting of our common stock and our inability to list on another national securities exchange could negatively impact us by: (i) reducing the liquidity and market price of our common stock; (ii) reducing the number of investors willing to hold or acquire our common stock, which could negatively impact our ability to raise equity financing; (iii) limiting our ability to use a registration statement to offer and sell freely tradable securities, thereby preventing us from accessing the public capital markets and (iv) impairing our ability to provide equity incentives to our employees.

Because we do not intend to pay dividends for the foreseeable future, investors in the offering will benefit from their investment in shares only if our common stock appreciates in value.

We currently intend to retain our future earnings, if any, to finance the operation and growth of our business and do not expect to pay any dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. Our common stock may not appreciate in value or even maintain the price at which investors in this offering have purchased their shares.

We cannot predict our future capital needs. as a result, we may need to raise significant amounts of additional capital. We may be unable to obtain the necessary capital when we need it, or on acceptable terms, if at all.

Our business depends on the availability of adequate funding and regulatory capital under applicable regulatory requirements. We currently anticipate that our available cash resources will be sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next 12 months. We may need to raise additional funds to:

•	support more rapid expansion;

•	develop new or enhanced services and products;

•	respond to competitive pressures;

•	acquire complementary businesses, products or technologies; or

•	respond to unanticipated requirements.

Additional financing may not be available when needed on terms favorable to us.

15

For as long as we are an “emerging growth company,” we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are an “emerging growth company,” as defined in the Securities Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes–Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy and information statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and of shareholder approval of any golden parachute payments not previously approved. Because we intend to take advantage of these exemptions, some investors may find our common stock less attractive, which may result in a less active trading market for our common stock and our stock price may be more volatile.

In addition, the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period for complying with new or revised accounting standards.

We could remain an “emerging growth company” until June 30, 2020 or, if earlier, (a) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (b) if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of the second fiscal quarter of any fiscal year, the last day of such fiscal year, or (c) the date on which we have issued more than $1 billion in non-convertible debt securities during the preceding three-year period.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

We are not currently required to comply with Section 404(a) of the Sarbanes–Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes–Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Although we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. However, as an “emerging growth company,” as defined in the JOBS Act, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company.” At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

Notwithstanding the fact that we are not yet required to assess our internal controls over financial reporting, our Chief Executive Officer and Chief Financial Officer have determined that there may have been, in the past, weaknesses in internal control over financial reporting, relating to our failure to receive documentation prior to paying certain invoices. As is the case with many companies of our size, (i) we did not have written documentation of our internal control policies and procedures; (ii) we did not have sufficient segregation of duties within accounting functions; (iii) we did not have adequate staff and supervision within our accounting function; and (iv) we lacked a sufficient process for periodic financial reporting, including timely preparation and review of financial reports and statements. Our Chief Executive Officer and Chief Financial Officer believe that such weaknesses have been substantially remediated through, among other things, our hiring of a Chief Financial Officer in April 2014.

16

In addition, to comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. In addition, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Shareholders may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.

After this offering we will have approximately ______________ shares of common stock authorized but unissued. Our certificate of incorporation authorizes us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions, in future common stock offerings or otherwise. We have reserved an aggregate of _________ shares for issuance under our incentive plan.  Any common stock that we issue under any incentive plan would dilute the percentage ownership held by the investors who purchase common stock in this offering.

Substantial future sales or perceived potential sales of our common stock in the public market could cause the price of our common stock to decline significantly.

Sales of our common stock or other equity securities in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline significantly. Upon completion of this offering, we will have _____________ shares of common stock outstanding, assuming the underwriters do not exercise their option to purchase additional shares, of which _________________ shares of our common stock, representing ____% of our outstanding common stock immediately after this offering, will not be subject to lock-up agreements. All shares of common stock sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The common stock outstanding after this offering will be available for sale, upon the expiration of the lock-up periods described elsewhere in this prospectus beginning from the date of this prospectus (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the applicable lock-up period at the discretion of one of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our common stock could decline significantly. See “Shares Eligible for Future Sale — Lock-up Agreements.”

Certain holders of our common stock will have the right to cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with this offering. Registration of these shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our common stock to decline significantly.

17

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this prospectus or in the documents incorporated by reference herein that are not descriptions of historical facts are forward-looking statements that are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock price. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Factors that could cause actual results to differ materially from those currently anticipated include those set forth under “Risk Factors” including, in particular, risks relating to:

•	the online video and entertainment industry;

•	our financial performance;

•	our ability to attract and retain customers;

•	our ability to expand our business;

•	our ability to retain and hire necessary employees and appropriately staff our operations; and

•	our estimates regarding capital requirements and needs for additional financing.

We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

18

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $               , based on an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares, we estimate that we will receive an additional $            million in net proceeds. At an assumed public offering price of $            per share, the selling shareholders will receive $            million from their sale of our common stock in this offering, after deducting the underwriting discount. We will not receive any proceeds from the sale of shares of common stock by the selling shareholders. See "Selling Shareholders."

A $1.00 increase (decrease) in the assumed initial public offering price of $            would increase (decrease) the net proceeds to us from this offering by $            and increase (decrease) the net proceeds to the selling shareholders from this offering by $1.4 million, assuming the number of shares offered by us and the selling shareholders, as set forth on the cover of this prospectus, remains the same.

We intend to use the net proceeds from this offering for working capital and other general corporate purposes, which may include financing our growth, developing new products, and funding capital expenditures, acquisitions and investments. In addition, the other principal purposes for this offering are to:

•	create a public market for our common stock;
•	facilitate our future access to the public capital markets;
•	increase our visibility in our markets; and
•	improve the effectiveness of our equity compensation plans in attracting and retaining key employees.

We have not yet determined with any certainty the manner in which we will allocate these net proceeds. Management will retain broad discretion in the allocation and use of the net proceeds from this offering. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments, and the rate of growth, if any, of our business. For example, if we were to expand our operations more rapidly than anticipated by our current plans, a greater portion of the proceeds would likely be used for the construction and expansion of facilities, working capital and other capital expenditures. Alternatively, if we were to engage in an acquisition that contained a significant cash component, some or all of the proceeds might be used for that purpose.

Although we may use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments. We cannot assure you that we will make any acquisitions or investments in the future.

Pending specific utilization of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term investment grade and U.S. government securities.

19

DIVIDEND POLICY

We have never paid cash dividends on any of our capital stock and currently intend to retain our future earnings, if any, to fund the development and growth of our business.

20

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2014:

•	On an actual basis; and

•	On a pro forma basis to give effect to the sale of [____] shares of common stock by us in this offering at the initial public offering price of $ ___ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	December 31, 2014
	(unaudited)	(unaudited)
	Actual	Pro Forma

Notes Payable (inclusive of current portion)	$-
Stockholders’ Deficit:
Preferred stock, $.0001 par value, 5,000,000 shares authorized; no share issued and outstanding.	-
Common stock, $.0001 par value, 200,000,000 shares authorized; 27,877,054 shares issued and outstanding; __________ shares issued and outstanding, as adjusted	2,788
Additional paid-in capital	4,858,758
Accumulated deficit	(5,664,681)
Total stockholders’ deficit	(803,135)

Total Capitalization	(803,135)

The pro forma number of shares to be outstanding immediately after this offering as shown above is based on shares outstanding as of ______________, 2015 and excludes:

•	36,199,033 shares of common stock issuable upon exercise of warrants.

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DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share you will pay in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of December 31, 2014 was $            , or $    per share of common stock. Our pro forma net tangible book value per share set forth below represents our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding on                 , 2014.

After giving effect to our issuance and sale of            shares of common stock in this offering at an assumed initial public offering price of $            per share, the mid-point of the estimated price range shown on the cover of this prospectus, after deducting the estimated underwriting discounts and offering expenses payable by us, the pro forma as adjusted net tangible book value as of            , 2014 would have been $         , or $         per share. This represents an immediate increase in net tangible book value to existing shareholders of $         per share. The initial public offering price per share will significantly exceed the net tangible book value per share. Accordingly, new investors who purchase shares of common stock in this offering will suffer an immediate dilution of their investment of $            per share. The following table illustrates this per share dilution to the new investors purchasing shares of common stock in this offering without giving effect to the over-allotment option granted to the underwriters:

Assumed public offering price per share	$	XX.XX
Net tangible book value per share as of December 31, 2014		[_______]
Increase in net tangible book value per share attributable to the offering		X.XX
Pro forma net tangible book value per share as of December 31, 2014 after giving effect to the offering .		X.XX
Dilution per share to new investors	$	XX.XX

A $1.00 increase (decrease) in the assumed initial public offering price of $           per share would increase (decrease) the pro forma net tangible book value by $           million, the pro forma net tangible book value per share after this offering by $           per share and the dilution in pro forma net tangible book value per share to investors in this offering by $            per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will increase to $             per share, representing an immediate increase to existing shareholders of $            per share and an immediate dilution of $         per share to new investors. If any shares are issued in connection with outstanding options, you will experience further dilution.

The tables above assume no exercise of warrants to purchase shares of common stock outstanding as of December 31, 2014. At December 31, 2014, there were 36,199,033 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $0.25 per share.

If the underwriters exercise their over-allotment option in full, the number of shares held by new investors will increase to                         , or       % of the total number of shares of common stock outstanding after this offering.

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SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table presents our selected historical financial data for the periods presented and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statement and notes thereto included elsewhere in this prospectus. The statements of operations data for the fiscal years ended June 30, 2013 and 2014 and the statements of financial condition data as of June 30, 2013 and 2014 are derived from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the six months ended December 31, 2013 and 2014 and the statements of financial condition data as of December 31, 2013 and 2014 are derived from our unaudited financial statements included elsewhere in this prospectus.

	Year Ended June 30,		Six Months Ended December 31,
	2013	2014	2013	2014
			(unaudited)	(unaudited)
Statements of Operations Data:
Total Revenue	$183,667	$1,315,480	$524,604	$617,959
Cost of Revenue	263,162	242,865	114,173	246,629
Gross Profit	(79,495)	1,072,615	410,431	371,330

Operating Costs and Expenses:
Compensation and benefits	269,461	1,301,589	566,173	782,401
Sales and marketing expenses	47,911	408,865	179,638	225,357
Incentives to distributor	-	649,758	649,758	-
General and administrative	464,695	440,293	143,949	501,731
Total Operating Expenses	782,067	2,800,505	1,539,518	1,509,489

Loss From Operations	(861,562)	(1,727,890)	(1,129,087)	(1,138,159)

Total Other Expense	(1,089,423)	(17,315)	(7,893)	(11,485)

Net Loss	$(1,950,985)	$(1,745,205)	$(1,136,980)	$(1,149,644)

Net Loss per share, basic and diluted	$(0.09)	$(0.06)	$(0.04)	$(0.04)

	As of June 30,		As of December 31,
	2013	2014	2014
			(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$238,507	$456,097	$187,013
Accounts Receivable	1,079,292	1,076,861	823,791
Total Assets	1,574,460	2,023,731	1,550,120
Total Current Liabilities	1,457,068	1,944,110	2,353,255
Total Liabilities	1,457,068	1,944,110	2,353,255
Total Shareholders’ equity (deficit)	117,392	79,621	(803,135)

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited financial statements and the related notes thereto and other financial information appearing elsewhere in this Form S-1.

Overview

Revenues for the six months ended December 31, 2014 increased 18%, or $93 thousand, to $618 thousand, as compared with the six months ended December 31, 2013, and the net loss increased $13 thousand to $1.15 million.

Membership Revenues for the six months ended December 31, 2013 were net of $190 thousand related to warrants earned by our distributor as incentives for achieving certain pre-established goals.

Revenues for fiscal 2014 increased 616%, or $1.1 million, to $1.3 million, as compared to fiscal 2013, while our net loss decreased 11%, or $206 thousand, to $1.7 Million

Membership Revenues for fiscal 2014 were net of $190 thousand related to warrants earned by our distributor as incentives for achieving certain pre-established goals. Net loss for fiscal 2013 was unfavorably impacted by a non-cash loss of $1.0 million on the extinguishment of debt due to our entry into a forbearance agreement that modified the terms of an outstanding debt obligation.

Components of our Operating Results

Revenues

Membership revenue

We generate membership revenue through the sale of Rabbit TV and Rabbit TV Plus, a web-based media guide that aggregates free media content on the web and facilitates access for its customers.

Membership revenue is derived from sales through Telebrands, a third-party marketing and distribution company (Rabbit TV and Rabbit TV Plus) and through direct sales to members (Rabbit TV Plus).

Membership revenue is recognized ratably on a straight-line basis over the duration of the membership period, generally ranging from one to six years. All membership fees are collected at the time of purchase. Revenue is recognized when the service has been provided.

Membership revenue is presented net of cash or equity instruments provided as sales incentives to customers and distributors of the Company’s memberships. When classification of sales incentives as a reduction of revenue results in negative revenue for a specific customer or distributor on a cumulative basis (that is, since inception of the overall relationship between the Company and the customer or distributor), then the amount of the cumulative shortfall is classified as an expense.

Advertising and other revenue

We generate advertising revenue pursuant to arrangements with advertising agencies and brokers. Under these arrangements, we provide the agencies and brokers the ability to sell advertising on our service directly to advertisers. We report this revenue net of amounts due to agencies and brokers because we are neither the primary obligor under these arrangements, nor do we set the pricing or establish or maintain the relationship with the advertisers.

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Premium services are also available, for an additional fee, to allow single or time-limited use of private, decrypted viewing of movies, sporting events, concerts, or other types of events

Deferred revenue

Deferred revenue consists principally of both prepaid but unrecognized membership revenue and advertising fees received or billed in advance of the delivery or completion of the delivery of services. We may pay sales incentives, in cash or by issuing equity instruments, to distributors of our memberships. Such sales incentives are not recognized as deferred revenue. Rather, sales incentives are recognized in current operations when issued, regardless of amounts in deferred revenue, which may have resulted from the distributor’s efforts. Deferred revenue is recognized as revenue when the services are provided and all other revenue recognition criteria have been met.

Cost of Revenue

Cost of revenue consists primarily of hosting, product development, and infrastructure costs and the salaries and benefits related to employees in software engineering, facilities-related expenses, and information technology associated with supporting those functions. Hosting costs consist of content streaming, maintaining our internet service and creating and serving advertisements through third-party ad servers. We make payments to third-party ad servers in the period in which the advertising impressions are delivered or click-through actions occur, and accordingly record this as a cost of revenue in the related period. We incur product development expenses primarily for improvements to our website and related apps, development of new advertising products and development and enhancement of the guide and streaming system. Product development costs are generally expensed as incurred.

Operating Expenses

Compensation and Benefits

Compensation and benefits consists primarily of employee-related costs, including salaries and benefits related to employees in finance, accounting, internal information technology and other administrative personnel and stock based compensation.

Sales and Marketing

Sales and marketing consists primarily of employee-related costs, including salaries, commissions and benefits related to employees in sales, sales support and marketing departments. In addition, sales and marketing expenses include external sales and marketing expenses such as third-party marketing, branding, advertising, public relations expenses, commissions, facilities-related expenses, and infrastructure costs.

General and Administrative

General and administrative expenses include professional services costs for outside legal and accounting services, facilities-related expenses, travel costs, third party customer support, and credit card fees.

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Six Months Ended December 31, 2014 Compared to Six Months Ended December 31, 2013

Revenues

We generally have two major components of revenue, advertising revenues and membership revenues.

Advertising Revenue declined 47%, or $183k, to $207 thousand, in the six months ended December 31, 2014 as compared with the same period in the prior year. We believe that there was an initial spike in advertising revenues after the product launch date which resulted in higher advertising revenues in the period ended December 31, 2013.

Membership revenue increased 205%, or $276 thousand, to $411 thousand, in the six months ended December 31, 2014 as compared with the same period in the prior year. We transitioned to providing Rabbit TV Plus to customers and phased out Rabbit TV, other than the sale of existing inventory at retail channels. In July, we began renewing our members online with Rabbit TV Plus. The increase in membership revenue is attributable to our renewal campaigns, offset partially by lower sales at retail channels with the Phase out of Rabbit TV. Membership revenues for the six months ended December 31, 2013 were net of $190 thousand of warrants earned by our distributor as incentives for achieving certain pre-established goals.

We had two customers, Telebrands and Google, which accounted for 23.0% and 16.0% respectively of total revenue for the six months ending December 31, 2014 and 48.7% and 49.0%, respectively for the six months ending December 31, 2013, excluding incentives to distributors and deferred memberships. We had one customer, Telebrands, which accounted for 10% or more of total accounts receivable as of December 31, 2014 and June 30, 2014, comprising 94.4% and 95.0%, respectively, of total accounts receivable.

Cost of Revenue

Cost of revenue increased 116%, or $132 thousand, to $247 thousand. This increase was attributable to a fixed management fee payable to Nextelligence under the terms of an Amended and Restated Technology License and Development Agreement. Prior to July 1, 2014, Nextelligence was reimbursed for management and development at actual cost plus 20%.

Operating costs and expenses

Operating expenses decreased 2%, or $30 thousand, to $1.51 million in the fiscal six months ended December 31, 2014, as compared with the same period in fiscal 2013. The decrease was largely attributable to warrants earned by our distributor in the six months ended December 31, 2013, as incentives for achieving pre-established goals that resulted in $650 thousand of expense in that period, where no such expense were recorded in the six months ended December 31, 2014. That reduction in expenses was partially offset by increased expenses related to the addition of headcount to support our growth and additional audit and audit related fees as we began to prepare for an initial public offering.

Year Ended June 30, 2014 Compared to Year Ended June 30, 2013

Revenues

We generally have two major components of revenue, Advertising Revenues and Membership Revenues.

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Advertising Revenues increased 762%, or $637 thousand, in fiscal 2014 as compared to fiscal 2013, to $721 thousand. Higher advertising revenues were due to a full year of advertising sales in fiscal 2014 compared with four months of such revenue during fiscal 2013. Increased traffic on our site driven by a higher member base also contributed to the increase.

Membership Revenues increased 494%, or $494 thousand to 594 thousand, in fiscal 2014 as compared to fiscal 2013. Membership Revenues in fiscal 2014 were net of $190 thousand of warrants earned by our distributor as incentives for achieving certain pre-established goals. The increase in Membership Revenues is partially attributable to having a full year of sales during fiscal 2014 compared with six months of sales during fiscal 2013.

We had two customers, Telebrands and Google, which accounted for 60.5% and 30.1%, respectively of total revenue for the year ended June 30, 2014 and 84.8% and 14.9% respectively for the year ended June 30, 2013, excluding incentives to distributors. We had one customer, Telebrands accounted for 10% or more of total accounts receivable as of June 30, 2014 and 2013, comprising 95.0% and 94.6%, respectively, of total accounts receivable.

Cost of Revenue

Cost of revenue declined by 8%, or $20 thousand, to $243 thousand, in fiscal 2014 as compared to fiscal 2013, due to a large decline in development related expenditures due to our product launch in 2013. This was somewhat offset by increased hosting costs corresponding to a full year of operations and a larger membership base.

Operating costs and expenses

Operating expenses increased 258%, or $2.0 million, to $2.8 million, in fiscal 2014 as compared to 2013, largely due to the addition of headcount to support our growth and marketing to continue our growth. Our marketing costs include $233 thousand contractually payable to Telebrands as a contribution to the Rabbit TV media budget for commercials and infomercials managed by Telebrands. Also contributing to the increase was $650 thousand of warrants earned by our distributor as incentives for achieving certain pre-established goals.

General and administrative expenses declined 5%, or $25 thousand to $440 thousand, in fiscal 2014 as compared to fiscal 2013, as a result of our hiring additional employees and reducing outsourced work.

Other Income (Expense)

Interest expense declined 80%, or $72 thousand, to $18 thousand, in fiscal 2014 as compared to fiscal 2013 because we paid off several notes payable in fiscal 2013.

Liquidity and Capital Resources

We have historically financed our liquidity and capital needs primarily through the use of funds generated from operations, the sale of stock and notes payable. We plan to finance our future operating liquidity and regulatory capital needs from operations, the sale of securities, and debt financing. Following this offering, we expect that our capital expenditures, and personnel costs, will increase as we continue to implement our expansion plan.

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We primarily hold and invest our cash at various financial institutions and in various instruments, including cash held at banks and money market funds which invest in short-term U.S. government securities. In general, we believe all of our investments and deposits are of high credit quality and we have more than adequate liquidity to conduct our business.

We had a working capital deficit of $1,216,631 as of December 31, 2014 and $327,102 as of June 30, 2014. Our net cash flow for the six months ended December 31, 2014 was a decrease of $269,084. Our net cash flow for the year ended June 30, 2014 was an increase of $217,590. Our cash flow for the year ended June 30, 2013 was an increase of $164,941.

Net cash used in operating activities was ($260,609) for the six months ended December 31, 2014, as compared to net cash provided by operating activities of $100,746 for the six months ended December 31, 2013. The increase in net cash used in operating cash flows is largely a result of additional headcount to support our growth and audit related costs to prepare for our initial public offering. Net cash provided by operating activities was $22,538 for the year ended June 30, 2014, as compared to net cash used in operating activities of $(218,525) for the year ended June 30, 2013. The increase in cash provided in operating cash flows is largely a result of increased advertising and membership sales.

On June 30, 2013, we issued 643,113 shares of our common stock pursuant to the conversion of $125,000 of outstanding principal on notes payable and $35,778 of accrued interest to one accredited investor. The note was converted in accordance with the conversion terms. The shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

On June 30, 2013, we issued 1,554,803 shares of our common stock in exchange for the cancellation of $388,700 of outstanding accounts payable and accrued interest to two accredited investors. The shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

During fiscal year 2014, we sold 1,014,000 shares of our common stock to fourteen accredited investors for proceeds of $253,500. The shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

During fiscal year 2013, we sold 1,300,000 shares of our common stock to eighteen accredited investors for proceeds of $325,000. The shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with GAAP applied on a consistent basis. The preparation of these financial statements requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. We evaluate these estimates and assumptions on an ongoing basis. We base our estimates on the information currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

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An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made; if different estimates reasonably could have been used; or if changes in the estimate that are reasonably likely to occur periodically could materially impact the financial statements. While our significant accounting policies are described in more detail in the notes to our financial statements included in this prospectus, we believe the following accounting policies to be critical to the estimates and assumption used in the preparation of our financial statements.

Revenue Recognition

Revenue is principally derived from membership and advertising services. We recognize revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. For all revenue transactions, we consider customer registration, payment, or third party acknowledgement to be persuasive evidence of an arrangement.

The Company evaluated the criteria outlined in ASC Topic 605-45, Principal Agent Considerations, in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. Rabbit TV fees paid by customers through Telebrands is reported net of any fees payable to or retained by Telebrands. This is because, although the Company is the primary obligor, the Company does not establish the sales price and does not have credit risk. Rabbit TV Plus fees paid by customers to the Company is reported at gross. Since the Company is the primary obligor in the transaction, has latitude in establishing the sales price, and has the credit risk, revenue is recorded on a gross basis.

The Company generates advertising revenue pursuant to arrangements with advertising affiliates and brokers. Under these arrangements, the Company provides the agencies and brokers the ability to sell advertising inventory on the Company’s service directly to advertisers. The Company reports this revenue net of amounts due to agencies and brokers because the Company is not the primary obligor under these arrangements nor does the Company set the pricing or establish or maintain the relationship with the advertisers.

Cost of Revenue

Cost of revenue consists primarily of hosting, product development, and infrastructure costs and the salaries and benefits related to employees in software engineering, facilities-related expenses, and information technology associated with supporting those functions. Certain website development and internal use software development costs may be capitalized when specific criteria are met. In such cases, the capitalized amounts are amortized to cost of revenue over the useful life of the related application once the application is placed in service.

Fair Value of Financial Instruments

We follow the provisions of FASB ASC Topic 820, “Fair Value Measurements and Disclosures” for financial instruments. This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 permits an entity to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period.

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ASC 820 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted prices included in level 1 that are directly or indirectly observable for the asset or liability. Such inputs include quoted prices in active markets or similar assets and liabilities, quoted prices for identical or similar assets or liabilities in markets that not active, inputs other than quoted prices that are observable for the asset or liability, or inputs derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs are unobservable inputs for the asset or liability. Such inputs are used to measure fair value when observable inputs are not available.

As of June 30, 2014 and 2013, the carrying amounts of our financial assets and liabilities, such as accounts receivable, notes receivable, accounts payable, accrued expenses, accrued salaries and benefits, and accrued interest, approximate the fair values due to the short-term nature of the instruments.

Accounts Receivable

Accounts receivable are reported net of an allowance for doubtful accounts when applicable. The allowance for doubtful accounts reflects management’s best estimate of probable losses inherent in the accounts receivable balance at any reporting date. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. We recognized no bad debt expense for the six months ended December 31, 2014 and the years ended June 30, 2014 and 2013 nor have we recognized an allowance for doubtful accounts at December 31, 2014, June 30, 2014 and 2013.

As of December 31, 2014, the Company owed Telebrands a total of $42,275 and Telebrands owed the Company a total of $777,458. The amounts owed to us relate to amounts billed to Telebrands in November and December 2014, as well as amounts billed as a result of a reconciliation of memberships sold through December 31, 2014. We consider the amount owed by Telebrands to be fully collectible and in the future plan to reconcile memberships sold each quarter based on a one-quarter lag.

Software Development Costs

We apply the principles of ASC 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed (“ASC 985-20”). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to expense until technological feasibility is established. Thereafter, until the product is released for sale, software development costs must be capitalized and reported at the lower of unamortized cost or net realizable value of the related product. We have adopted the “tested working model” approach to establishing technological feasibility for its applications. Under this approach, we do not consider an application in development to have passed the technological feasibility milestone until we have completed a model of the product that contains essentially all the functionality and features of the final product and has tested the model to ensure that it works as expected. To date, we have not incurred significant costs between the establishment of technological feasibility and the release of an application; thus, we have expensed all software development costs as incurred.

Income Tax Provision

Deferred tax assets and liabilities are recognized for the expected future consequences of events that have been reflected in the financial statements. Deferred tax assets and liabilities are determined based on the differences between the book and tax basis of assets and liabilities and operating loss carryforwards, using tax rates expected to be in effect for the years in which the differences are expected to reverse. We record a valuation allowance to reduce deferred income tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

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Jumpstart Our Business Startups Act of 2012

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012 was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

Legal Proceedings

As of the date hereof, we know of no material, existing or pending legal proceedings against us, nor are we the plaintiff in any material proceedings or pending litigation. There are not proceedings in which any of our directors, executive officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest. From time to time, we may be subject to various claims, legal actions and regulatory proceedings arising in the ordinary course of business.

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DESCRIPTION OF THE BUSINESS

Overview

FreeCast is a content discovery and management company that provides an eMedia guide branded as “Rabbit TV” to members. We have sold more than 3,000,000 memberships of Rabbit TV and Rabbit TV Plus since our inception. We generate revenues through membership fees, advertising, and referral fees. We were founded in 2011 and had revenues of $1.32 million for the fiscal year ended June 30, 2014 and $618 thousand for the six months ended December 31, 2014. Memberships to our eMedia guide are available for purchase in stores (through our agreement with Telebrands Corp.) and online as Rabbit TV and Rabbit TV Plus.

The basis of our eMedia guide is our proprietary technology that automatically crawls the internet to locate commercial-quality entertainment content from thousands of sources, including free, paid, and subscription-based content. Our technology then sorts through and manages the vast majority of the commercial-quality video, radio and online games on the web, including both live and on-demand video (other than live, local television) from online free, subscription and Pay-per-view (PPV) services. All of this information is then incorporated into our interactive eMedia guide.

The eMedia guide uses images and related information on customized guide pages to provide members with an easy way to explore all of the available material from one centralized location. Upon selecting content to consume, the member is directed to the original source of the content. If content is available for free, the member is transferred to the website providing the content. If content is available through a subscription service (such as Netflix or Hulu), we allow the member to log-in to the service through our eMedia guide and the member is then directed to the subscription service’s website. If the content is PPV, the member is directed to the page requiring payment for the PPV service. We do not manipulate or distribute the source content, and the provider of the content retains all rights to and management of content.

Because FreeCast links members directly to third-party content sources and in no way manipulates, stores, retransmits or distributes this content, we are not subject to licensing fees or restrictions by third-party content suppliers. We are not responsible for the availability or content of these external websites, nor do we endorse, warrant, or guarantee the products, services or information described or offered. All logos and trademarks used in the guide are the sole property of their respective owners. We believe that this is a complementary relationship in which FreeCast directly supplies free traffic to content suppliers, much like the print-based model employed by TV Guide in past decades.

Our eMedia guide is currently available on computers, smart phones and tablets, and, in the first half of 2015, will be available through a device which will bring our eMedia guide to televisions.

Our strategy is to grow our eMedia guide membership business domestically and globally. We work constantly to improve the customer experience, with a focus on expanding the content catalogued by our technology, enhancing our user interface and extending our service to even more Internet-connected devices.

Industry Overview

The way people consume entertainment has changed dramatically in recent years. The pay TV market, which includes cable and satellite TV as well as internet-based subscription services like Netflix, Hulu, and Amazon, was expected to have revenues of approximately $280 billion in 2014, based on information released by ABI Research. Industry experts expect this market to change dramatically in the coming years as a result of downward trend in traditional cable and satellite TV subscribers, and increased competition from cheaper online alternatives.

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And while consumers used to be able to watch a particular television program on a particular channel at a particular time, (also known as watching in a linear fashion), many consumers, especially younger consumers, watch television in a non-linear fashion. Nielsen recently reported that in the third quarter of 2014, linear viewing per week of adults aged 18-24 declined by 19.2%, while online video usage for the same group increased by 20.7%. According to Nielsen’s Cross Platform Report for the second quarter of 2014, viewership of traditional television decreased slightly as compared to the prior year period, while consumption of digital video increased 53% for adults aged 18-34 and 80% for adults aged 35-49. According to eMarketer, the amount of time US adults spent with digital video (consisting of mobile and online video) per day increased from 6 minutes in 2010 to 55 minutes in 2014. Mobile video consumption increased from a negligible amount in 2010 to 33 minutes in 2014.

We expect the trends toward non-linear digital video consumption to continue and believe that we are uniquely positioned to take advantage of this market with our products.

Sources of Revenue

FreeCast derives revenue from the following sources:

•	For members who sign up with us online, we charge a fee of $10.00 a year (a portion of which is paid to Telebrands Corp.);
•	For members who purchase our product in stores through the packaged products produced by Telebrands Corp., we receive a portion of the retail sales price from Telebrands;
•	We receive a fee for advertising on our guide pages provided by Google (a portion of which is paid to Telebrands Corp.);
•	We receive a fee for video ads provided by Dashbid which are displayed prior to a movie playing (a portion of which is paid to Telebrands).We receive fees through affiliate programs for content providers that have such programs for premium subscription services that are purchased through our eMedia Guide (a portion of which is paid to Telebrands Corp.);
•	We receive fees through affiliate programs for content providers that have such programs for PPV programs that are purchased through our eMedia Guide (a portion of which is paid to Telebrands Corp.); and
•	We receive fees for third-party related products (such as cables to connect a device to a member’s television) that are purchased through our eMedia Guide (a portion of which is paid to Telebrands Corp.).

In Development

In the first half of 2015, we, in conjunction with Telebrands Corp., plan to launch Rabbit TV Select, a device with a quad-core PC that turns any flat-screen TV into what we will brand as “The Smartest TV Ever”. In addition to the usual app manager you get with other set-top boxes, Rabbit TV Select will include a fully functional web browser complete with the Rabbit TV eMedia guide. Rabbit TV Select will also feature capabilities for media storage, gaming, home automation and home security.

Also anticipated to launch in the first half of 2015, Select TV will be a co-branded delivery of our eMedia Guide that will allow companies to license the eMedia guide to their customers. This new offering will allow telecommunications carriers, mobile network operators and independent bandwidth providers to offer their customers a low-cost video-on-demand platform to accompany pre-existing Internet service. We anticipate that the Select TV VOD (video-on-demand) interface will also be offered as a pre-load on various devices, including smartphones, tablets, computers and televisions, as well as various hospitality-based businesses including hotels and timeshares.

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Our Competitive Strengths

We believe that we have a number of distinct advantages over competitors and are well positioned to fill the gaps in key market segments:

•	While other providers rely on apps that offer limited content selection of mostly B-Grade programming, our eMedia guide offers access to online content on any device. Because the content on our eMedia guide comes directly from the source on the internet, our members are able to access the full programs available online.

•	Most of the products of our competitors are often limited in terms of the library of content available. For example, Netflix does not provide the same content as Amazon Prime, and neither will direct a subscriber to content available on the competing service. Because our eMedia guide catalogues content but does not distribute any content, we are able to direct members to any service that has the program they would like to watch available, whether free or fee based.

•	Many of our competitors provide services that are often tied to a single home-based device. Our eMedia guide, however, is device agnostic and may be used on any device as long as a web browser is available.

•	Unlike competitors, FreeCast members continue to generate post-sale revenue through advertising on our guide pages and payments made to us through affiliate programs if members purchase media through our eMedia guide.

Our Growth Strategies

Through SelectTV, we plan to license our platform to device makers and bandwidth providers, giving them a low-cost monetizable means to offer TV service to their customers without a large investment in new infrastructure. We also plan to launch our Rabbit TV Plus service beyond the United States and to global markets in May of 2015.

Relationship with Telebrands Corp.

We launched our service in January 2012, following six months of development.  However, pursuant to an agreement we entered into with Telebrands Corp. in October 2012 (the “Distribution Agreement”), we ceased providing our eMedia guide through our website. In February of 2013, in conjunction with Telebrands, we launched Rabbit TV, which allowed members to access our eMedia guide. In order to access this service, members purchased a zip drive containing membership information that the member would access using a desktop or laptop. Telebrands produced, packaged and promoted Rabbit TV. Packages for Rabbit TV were sold at major retail chains nationwide, including Walmart, Target, Sears, Bed Bath Beyond, Office Depot, Walgreens, CVS, Fry's, Rite-Aid, and many others. We sold over 2.9 million zip drives permitting members to access our Rabbit TV service.

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In mid-2014, we discontinued Rabbit TV and launched Rabbit TV Plus, a major upgrade to the Rabbit TV eMedia guide, designed to allow members to access content anywhere, anytime, on all devices, including desktops, laptops, tablets, smartphones, and other mobile devices (as opposed to our original Rabbit TV service which had to be accessed through a desktop or laptop). Unlike other services, which require specific apps for different content providers, Rabbit TV Plus provides seamless access to all forms of content from one central location. Rabbit TV Plus is marketed online by us and is available to members online through the Rabbit TV website and is offered as a packaged product in stores through Telebrands. However, we no longer require members to access our service through a zip drive. Instead, Rabbit TV Plus packages produced by Telebrands contain access codes and an HDMI cable to allow consumers to connect their desktops or laptops to their TV.

The Distribution Agreement grants Telebrands a license to market, sell and distribute the software and technology relating to our eMedia guide (“Licensed Software”) and requires Telebrands to use commercially reasonable efforts to market, promote, sell, and distribute devices providing memberships to the eMedia guide. Telebrands is obligated to pay us an amount equal to (i) the number of devices sold and funds collected multiplied by (ii) the greater of (A) Seventy-five cents ($0.75) or (B) Seven and one-half percent (7.5%) of net sales, as defined. In addition, we are obligated to pay Telebrands thirty percent (30%) of our advertising revenue. The Distribution Agreement also provided that Telebrands will purchase 4,000 shares of our common stock for $1,000 and that we issue to Telebrands warrants to purchase up to 20,000,000 shares of our common stock, based on the number of devices sold by Telebrands, with an exercise price of $0.25 per share, with a term of ten years. The warrants are earned as to 4,000,000 shares for each 2,000,000 devices sold by Telebrands. Thus far, warrants for 4,000,0000 shares have been earned and become exercisable on July 16, 2016.

On June 13, 2014, we entered into an amendment to the Distribution Agreement (“Amended Distribution Agreement”) with Telebrands. Pursuant to the Amended Distribution Agreement, we were given the right to market, promote, sell, and distribute the Licensed Software online, except through certain specified channels. In addition, the Amended Distribution Agreement provides that Telebrands owns the “Rabbit TV” name, trade names, trademarks, service marks and copyrights. Pursuant to the Amended Distribution Agreement, we are obligated to pay to Telebrands the greater of (i) (A) the number of memberships sold and funds collected, multiplied by (B) seventy-five cents ($0.75) and (ii) fifty percent (50%) of our net profits derived from our sales under the Amended Distribution Agreement.

The term of the Distribution Agreement, as amended, ends on December 31, 2017, provided, however, that if more than 10,000,000 memberships are sold by Telebrands on or before December 31, 2017, then the Distribution Agreement, as amended, shall be extended for an additional five year term. In addition, either party may terminate the Distribution Agreement in the event that specified conditions are met, including if certain membership targets are not met, if the other party breaches the Distribution Agreement, or if the other party becomes subject to bankruptcy laws.

As of December 31, 2014, the Company owed Telebrands a total of $42,275 and Telebrands owed the Company a total of $777,458. The amounts owed to us relate to amounts billed to Telebrands in November and December 2014, as well as amounts billed as a result of a reconciliation of memberships sold through December 31, 2014. We consider the amount owed by Telebrands to be fully collectible and in the future plan to reconcile memberships sold each quarter based on a one-quarter lag.

Relationship with Nextelligence, Inc.

On June 30, 2011 we entered into a Technology License and Development Agreement (as amended, the “Technology Agreement”), with Nextelligence, which is majority owned and controlled by William A. Mobley, Jr., our founder, Chief Executive Officer and Chairman of the Board of Directors. The Technology Agreement provides us with an exclusive forty-year license to a web-based toolbar that installs in the end-user’s browser and any supported email functions and /or chat functions with search and certain other features (“Technology”) from Nextelligence and for Nextelligence to provide all further development, improvement, modification, maintenance, management and enhancement services (the “Services”) related to the Technology.

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Pursuant to the Technology Agreement, Nextelligence is entitled to (i) a fixed fee of $23,000 per month for the Services, and (ii) a technology license fee of 4% of our gross revenues, as defined in the Technology Agreement.

Pursuant to the Technology Agreement we issued 20,004,000 shares of our common stock to Nextelligence. The Technology Agreement also requires us to issue Nextelligence a warrant to purchase 4,000,000 shares of our common stock for each 2,000,000 memberships sold over 10,000,000. The Technology Agreement has a 40 year term unless terminated early based on termination events as defined in the Technology Agreement. We paid $246,000, $477,000 and $422,000 (excluding $292,000 of common stock issued in fiscal 2013 for accounts payable), to Nextelligence in the six months ended December 31, 2014 and the fiscal years ended June 30, 2014 and 2013, respectively.

Nextelligence erroneously over-charged us by $152,702 and $243,841 for certain services in the years ended June 30, 2014 and 2013, respectively, and as a result, was indebted to us in the aggregate amount of $396,543. On January 2, 2015, we entered into a MCMS Purchase Agreement with Nextelligence (the “MCMS Purchase Agreement”), pursuant to which Nextelligence sold certain media content management system software to us, in exchange for the extinguishment of the $396,543 debt and a cash payment of $3,457. Such MCMS Purchase Agreement does not affect or modify the Technology Agreement.

Competition

The market for on-line video, radio and games is intensely competitive and subject to rapid change. New competitors may be able to launch new businesses at relatively low cost. Many consumers maintain simultaneous relationships with multiple entertainment video providers and can easily shift spending from one provider to another. Our principal competitors include:

•	Programming distributors such as Youtube, Vimeo, and UStream, among others, along with VOD (video-on-demand) content including cable providers, such as Time Warner and Comcast; direct broadcast satellite providers, such as DIRECTV and DISH; and telecommunication providers such as AT&T and Verizon;
•	Internet movie and TV content providers, such as Apple’s iTunes, Amazon.com’s Prime Video, Netflix and Hulu.com and Hulu Plus;
•	Streaming video players such as Roku, Apple TV, Amazon’s Fire TV and Google’s Chromecast; and
•	Entertainment video retailers, such as Best Buy, Wal-Mart and Amazon.com.

Operations

We link to content from thousands of sources directly available from the World Wide Web by using our proprietary technology. The links are then compiled into our eMedia guide for use by our members. We market our service through various channels, including online advertising, broad-based media, such as television and radio, as well as various strategic partnerships. We utilize the services of third-party cloud computing providers, more specifically, Amazon Web Services.

Seasonality

Our member growth exhibits a seasonal pattern that reflects variations in when consumers buy Internet-connected devices and when they tend to increase video watching. As a consequence, member growth is generally greatest in our fourth and first quarters (October through March), slowing in our second quarter (April through June) and then accelerating in our third quarter (July through September).

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Employees

As of December 31, 2014, we had 16 full-time employees and 2 part-time employee. Our employees are not covered by a collective bargaining agreement, and we consider our relations with our employees to be good.

Marketing

We are in the second year of a five year agreement with Telebrands Corp to supply and sell Rabbit TV and Rabbit TV Plus in major retail locations nationwide, in addition to direct-response television advertising on nationally recognized TV/cable networks.

Rabbit TV Plus is now available through online registration and will be marketed through major cost-per-acquisition (CPA) networks such as Clickbooth, Adperio, Max Bounty, Commission Junction, and others. Rabbit TV Plus, with new mobile apps, is also available directly through iTunes, Google Play, and the Windows 8 App store, among others.

The product will also be marketed through traditional Pay-per-click and online advertising networks such as Google Adwords, AOL, Bing, NeverBlue and others, along with organic Search Engine Optimization (SEO) methods. We are also establishing licensing partnerships through compatible service providers, such as bandwidth resellers, telecommunications providers, device manufacturers and media marketing partners.

Facilities

Our headquarters are located in approximately 3,200 square feet of a building located in Orlando, Florida for which we will pay between $5,960 and $7,728 per month, plus the proportionate share of operating expenses (as defined in the lease) through March 31, 2019.  Nextelligence leases these facilities from a third party landlord, and we sublease these facilities from Nextelligence at Nextelligence’s cost.

Intellectual Property

Our intellectual property consists of:

•	Our Web Bot Media Crawler which gathers online content, including free, pay-per-view, and membership based media.
•	Our Media & Link Validator which ensures reliability of the content offered by our service.
•	A Content Management System by which we organize and deliver the content to our customers.

Our Web Bot Media Crawler and Media & Link Validator are licensed to us by Nextelligence, Inc. pursuant to the Technology Agreement described above. The Content Management System is our proprietary technology (which we purchased from Nextelligence on January 2, 2015).

We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. We also enter into confidentiality agreements with our employees and any third parties who may access our proprietary information, and we rigorously control access to our proprietary technology and information. We may seek to patent certain of our intellectual property in the future.

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Other information

We were incorporated on June 21, 2011 in the State of Florida. Our principal executive offices are located at 5850 TG Lee Blvd, Suite 310, Orlando, Florida 32822. Our telephone number is 407 374-1603.

We maintain a website at www.FreeCast.com. The information contained on our website is not, and should not be interpreted to be, a part of this prospectus.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, we have included detailed compensation information for only our three most highly compensated executive officers and have not included a compensation discussion and analysis (CD&A) of our executive compensation programs in this prospectus. In addition, for so long as we are an “emerging growth company,” we will not be required to:

•	engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes–Oxley Act of 2002 (the “Sarbanes–Oxley Act”);

•	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes;” or

•	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparison of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an “emerging growth company” can use the extended transition period for complying with new or revised accounting standards.

We will remain an “emerging growth company” until the earliest to occur of:

•	our reporting $1 billion or more in annual gross revenues;

•	our issuance, in a three year period, of more than $1 billion in non-convertible debt;

•	the end of the fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million on the last business day of our second fiscal quarter; and

•	June 30, 2020.

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DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information about our executive officers, key employees and directors as of the date of this Registration Statement.

Name	Age	Position

William A. Mobley, Jr.	52	Chief Executive Officer and Chairman of the Board of Directors

Christopher M. Savine	57	Chief Financial Officer

Eric William John Seidel	52	Director

David Gust	55	Director

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years and that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers.

William A. Mobley, Jr. founded our Company in 2011 and has served as our Chief Executive Officer and our Chairman of the Board of Directors since then. Before founding Freecast, in 1999, Mr. Mobley formed Nextelligence, Inc., a technology solution and business management expertise provider, of which he is the Chief Executive Officer, a director and majority shareholder. Additionally, between 1993 and 2008, Mr. Mobley founded and was an officer and director of a number of online business solution companies, including Web2 Corp, Personal Portal Online, and World Commerce Online, and online media companies, including MegaMedia Networks and ImageCafe.com. Based on Mr. Mobley’s role as our founder, his position as the chief executive officer, and his executive level experience in internet-based media industry, our board of directors believes that Mr. Mobley has the appropriate set of skills to serve as a member of the board.

Christopher M. Savine has served as our Chief Financial Officer since April 2014. Mr. Savine was the executive vice president and a segment chief financial officer at Cenveo, Inc., a diverse printing and packaging company, from 2009 to 2013. Prior to joining Cenveo, Mr. Savine served as executive vice president and chief financial officer at Case Interactive Media, Inc. from 2007 to 2009. Prior thereto, he spent five years at RR Donnelley & Sons Company (formerly Moore Wallace, Inc.) as the executive vice president and chief financial officer of an over $4 billion segment. From 2000 to 2002, Mr. Savine was chief financial officer of Netscape Communications Corporation and played an important role in integrating Netscape into AOL. He later served as a senior vice president - finance at AOL. Prior to joining Netscape, Mr. Savine was also chief financial officer at PennNET and Imark Communications and chief financial officer for two subsidiaries of Capital Cities/ABC, Inc., a Walt Disney Company, and was an audit manager at Peat, Markwick, Mitchell & Co. (which later merged with Klynveld Main Goerdeler and became KPMG LLP). Mr. Savine received a master’s degree in business administration in finance and a bachelor’s degree in accounting and economics from Saint Joseph’s University and was previously a Certified Public Accountant licensed in the state of Pennsylvania.

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Eric William John Seidel, has served as a member of our board of directors since May 31, 2013. Since March 2008, Mr. Seidel has been the president and chief executive officer of Web-Est, LLC, a provider of online programs estimating auto collision repair cost to appraisers and small-to-medium-sized auto repair shops. Since 2012, Mr. Seidel has served as a director of Community Data Group, LLC, a company that offers fund and technology assistance to auto repair shops to improve their data processing. Based on Mr. Seidel’s experience in data processing, our board of directors believes that Mr. Seidel has the appropriate set of skills to serve as a member of the board.

David Gust, has served as a member of our board of directors since May 31, 2013. Since October 2006, Mr. Gust has held the position of vice president at Hilton Worldwide, Inc., working in marketing innovation and new product introduction. Prior to Hilton, Mr. Gust was the Chief Executive Officer of MegaMedia Networks/MegaChannels.com, an online streaming video portal for 2 years, Vice President at Hard Rock International, leading the brand management of 104 cafes in 34 countries for almost 4 years, and with the Walt Disney Company for over 13 years, most recently as the Vice President of Business Development, working on such projects as Disney Vacation Club, ESPN Zone, EuroDisney, Walt Disney World Master Planning, and the infrastructure development of various resorts. Mr. Gust received a bachelor’s degree in finance from Eastern Illinois University. Based on Mr. Gust’s extensive experience in and in-depth understanding for marketing, our board of directors believes that Mr. Gust has the appropriate set of skills to serve as a member of the board.

Board of Directors

We anticipate that [two] additional directors who are independent under the Nasdaq rules will be appointed to the board of directors subject to and effective upon the listing of our Common stock on the Nasdaq.

After this offering, William A. Mobley, Jr., our Chief Executive Officer and Chairman of the Board of Directors, individually and through Nextelligence, Inc., which is majority owned and controlled by him, will own or control in excess of 70.0% of our outstanding common stock. This gives Mr. Mobley effective control of our company through the Board of Directors and permits him to decide all matters required to be presented to shareholders for vote .

Director Independence

Upon the completion of this offering, we expect that our Common stock will be listed on the Nasdaq. We expect to be a “controlled company” under the Nasdaq corporate governance standards because more than 50% of the voting power of our common stock following the completion of this offering will be held by Nextelligence, Inc.. A “controlled company” may elect not to comply with certain Nasdaq corporate governance standards, including the requirements that: (i) we have a majority of our board of directors consists of “independent directors,” as defined under the Nasdaq rules; (ii) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Following this offering, in reliance upon the foregoing exemptions, a majority of our board of directors will not consist of independent directors, we will not have a nominating and corporate governance committee, and our compensation committee will not be composed entirely of independent directors, and we may use any of these exemptions for so long as we are a controlled company. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq.

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The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of Sarbanes—Oxley and the Nasdaq. The rules of the Nasdaq permit the composition of our audit committee to be phased-in as follows: (i) one independent committee member at the time our shares are listed on the Nasdaq; (ii) a majority of independent committee members within ninety (90) days of the date of this prospectus; and (iii) all independent committee members within one (1) year of the date of this prospectus. Thereafter, we will be required to have an audit committee comprised entirely of independent directors. We expect to appoint two independent directors to our board subject to and effective upon the listing of the Common stock on the Nasdaq. If at any time we cease to be a “controlled company” under the Nasdaq rules, our board of directors will take all action necessary to comply with the applicable Nasdaq rules, including appointing a majority of independent directors to our board of directors and establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

The board of directors has reviewed the independence of our directors, as well as our director nominees who will join the board of directors upon the closing of the offering, based on the listing standards of the Nasdaq. Based on this review, the board of directors determined that each of Messrs. Eric William John Seidel and David Gust are independent within the meaning of the Nasdaq rules. In making this determination, our board of directors considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence. As required under applicable Nasdaq rules, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present.

Board Committees

Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include an Audit Committee and a Compensation Committee. Our board of directors has adopted written charters for each of these committees. Upon completion of this offering, copies of the charters will be available on our website. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

The Audit Committee will be responsible for, among other matters:

•	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm the independence of its members from its management;

•	reviewing with our independent registered public accounting firm the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

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•	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

•	coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures

•	establishing procedures for the confidential and/or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

•	reviewing and approving related-person transactions.

Upon completion of this offering, our audit committee will consist of Messrs. Eric William John Seidel and David Gust. The Nasdaq rules require us to have one independent Audit Committee member upon the listing of our Common stock, a majority of independent directors within 90 days of the date of this prospectus and all independent Audit Committee members within one year of the date of this prospectus. Our board of directors has affirmatively determined that Messrs. Eric William John Seidel and David Gust meet the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 and Nasdaq rules. Our board of directors has determined that none of our independent directors qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee

The Compensation Committee will be responsible for, among other matters:

•	reviewing key employee compensation goals, policies, plans and programs;

•	reviewing and approving the compensation of our directors and executive officers;

•	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

•	appointing and overseeing any compensation consultants or advisors.

Upon completion of this offering, our Compensation Committee will consist of Messrs. Eric William John Seidel and David Gust. As a controlled company, we will rely upon the exemption from the requirement that our Compensation Committee be composed entirely of independent directors.

Risk Oversight

Our board of directors will oversee a company-wide approach to risk management. Our board of directors will determine the appropriate risk level for us generally, assess the specific risks faced by us and review the steps taken by management to manage those risks. While our board of directors will have ultimate oversight responsibility for the risk management process, its committees will oversee risk in certain specified areas.

Specifically, our Compensation Committee will be responsible for overseeing the management of risks relating to our executive compensation plans and arrangements, and the incentives created by the compensation awards it administers. Our Audit Committee will oversee management of enterprise risks and financial risks, as well as potential conflicts of interests. Our board of directors will be responsible for overseeing the management of risks associated with the independence of our board of directors.

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Compensation Committee Interlocks and Insider Participation

All compensation and related matters after this offering will be reviewed by our compensation committee.

Code of Business Conduct and Ethics

Upon or prior to completion of this offering, our board of directors will adopt a code of business conduct and ethics that applies to our directors, officers and employees. Upon completion of this offering, a copy of this code will be available on our website. We intend to disclose on our website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions.

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EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information regarding the compensation paid during the year ended June 30, 2014 to our principal executive officer, principal financial officer and certain of our other executive officers, who are collectively referred to as “named executive officers” elsewhere in this prospectus.

Name and Principal Position	Year	Salary		Bonus	Equity Awards		All Other Compensation	Total

William A. Mobley, Jr. Chief Executive Officer	2014	200,000	(1)	0	0		0	200,000
	2013	$45,663	(2)	0	$2,004,337	(3)	0	2,050,000

Christopher M. Savine Chief Financial Officer (4)	2014	26,538		0	132,884	(5)	0	159,422

(1)	Mr. Mobley earned $200,000 of which $46,864 was paid and $153,136 was deferred.

(2)	Mr. Mobley earned $200,000 pursuant to a Consulting Agreement with us, of which $45,663 was paid and $154,337 deferred. The deferred portion was converted into 617,348 shares of our common stock, as described in footnote 3, below.

(3)	Represents the fair value of (i) warrants to purchase 10,000,000 shares of our common stock we issued to Mr. Mobley and (ii) 617,348 shares of our common stock that were issued upon conversion of $154,337 in deferred compensation at a price of $0.25 per share. The value of the shares and warrants were determined in accordance with ASC Topic 718.

(4)	Mr. Savine began his employment with us on April 28, 2014.

(5)	Represents the fair value of (i) 400,000 shares of our common stock received by Mr. Savine, valued at $0.25 per share, and (ii) warrants to purchase 274,033 shares of our common stock we issued to Mr. Savine. The value of the shares and warrants were determined in accordance with ASC Topic 718.

Potential Payments Upon Termination or Change in Control

The following table sets forth potential payments payable to our named executive officers upon a termination of employment without cause or resignation for good reason or termination of employment without cause or resignation for good reason following a change in control. The table below reflects amounts payable to our executive officers assuming their employment was terminated on June 30, 2014 and, if applicable, a change in control also occurred on such date.

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	Upon Termination without Cause or Resignation for Good Reason— No Change in Control			Upon Termination without Cause or Resignation for Good Reason— Change in Control

Name	Cash Severance	Value of Accelerated Vesting	Total	Cash Severance	Value of Accelerated Vesting	Total

William A. Mobley, Jr. Chief Executive Officer	0	0	0	0	$1,850,000	$1,850,000

Christopher M. Savine Chief Financial Officer	$62,500	0	$62,500	$62,500	$32,884	$95,384

Overview of Our fiscal 2014 Executive Compensation

Elements of Compensation

Our executive compensation program consisted of the following components of compensation in 2014:

Base Salary. Each named executive officer receives a base salary for the expertise, skills, knowledge and experience they offer to our management team. Base salaries are periodically adjusted to reflect:

•	The nature, responsibilities, and duties of the officer’s position;

•	The officer’s expertise, demonstrated leadership ability, and prior performance;

•	The officer’s salary history and total compensation, including annual cash incentive awards and annual equity incentive awards; and

•	The competitiveness of the officer’s base salary.

Each named executive officer’s base salary for fiscal 2014 is listed in the 2014 Summary Compensation Table.

Equity Incentive Awards.

In conjunction with Mr. Savine entering into the Savine Employment Agreement, we sold Mr. Savine, for $50.00, a warrant to purchase 274,033 of our shares of common stock, exercisable at $0.25 per share and expiring on July 31, 2018. On June 10, 2014, as consideration for our CFO reducing his cash compensation under a prior employment arrangement by $100,000 for 2014, we issued 400,000 shares of our common stock to Mr. Savine.

We issued Mr. Mobley warrants to purchase an aggregate of 5,000,000 shares of our common stock at an exercise price of $0.25 per share on October 19, 2012 and warrants to purchase 5,000,000 shares of our common stock at an exercise price of $0.25 per share on December 31, 2012. Such warrants expire on October 18, 2022 and December 30, 2022, respectively.

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Other Benefits. We are obligated to provide to one or more of the named executive officers with an automobile allowance. However, no amounts were paid to the named executive officers in the fiscal year ended June 30, 2014 in respect of these benefits.

Employment Agreements

On July 1, 2013, we entered into an employment agreement with William A. Mobley, Jr., pursuant to which Mr. Mobley agreed to act as our Chief Executive Officer, which employment agreement was amended on July 1, 2014 (as amended, the “Mobley Employment Agreement”). Pursuant to the terms of the Mobley Employment Agreement Mr. Mobley is entitled to receive an annual salary of $200,000 and an automobile allowance of $2,500 per month. The term of the Mobley Employment Agreement continues until June 30, 2019. An annual cash bonus may be paid at the discretion of the Board of Directors. Pursuant to the terms of the Mobley Employment Agreement, Mr. Mobley may only be terminated by us upon his death, disability or for cause, as defined in the Mobley Employment Agreement.

On June 10, 2014, we entered into an amended and restated employment agreement with Christopher M. Savine, pursuant to which Mr. Savine agreed to act as our Chief Financial Officer, which amended and restated the employment agreement dated April 15, 2014 (the “Savine Employment Agreement”). Pursuant to the terms of the Savine Employment Agreement Mr. Savine is entitled to receive an annual salary of $150,000. In conjunction with Mr. Savine entering into the Savine Employment Agreement, we sold Mr. Savine, for $50.00, a warrant to purchase 274,033 of our shares of common stock, exercisable at $0.25 per share and expiring on July 31, 2018, and issued him 400,000 shares of our common stock. The term of the Savine Employment Agreement continues until April 27, 2015, after which the Savine Employment Agreement is automatically extended on a month to month basis. An annual cash bonus may be paid at the discretion of the Board of Directors. In the event that we choose to terminate Mr. Savine other than due to his death or disability or for cause, as defined in the Savine Employment Agreement, we would be obligated to pay Mr. Savine at a rate of $250,000 per year (i) for three months if his employment were terminated prior to April 27, 2015, and (ii) for six months if his employment were terminated after April 27, 2015.

Outstanding Equity Incentive Awards At Fiscal Year-End

The following table sets forth certain information regarding all outstanding equity awards held by our named executive officers as of June 30, 2014.

Name	Number of Securities Underlying Unexercised Warrants (#) Exercisable	Number of Securities Underlying Unexercised Warrants (#) Unexercisable	Warrant Exercise Price ($)	Warrants Expiration Date	Number of Shares of Stock that have not vested (#)	Market value of Shares of Stock that have not vested ($)

William A. Mobley, Jr.	0	5,000,000	$0.25	October 18, 2022	-	-
	0	5,000,000	$0.25	December 30, 2022	-	-

Christopher M. Savine	0	274,033	$0.25	July 31, 2018	-	-

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Warrant Exercises and Stock Vested

No officers or directors exercised warrants and no stock vested during fiscal 2014.

Non-Executive Director Compensation

The Non-executive members of our Board of Directors have not received any compensation prior to this offering and no arrangements have been entered into in relating to compensation after this offering. Following this offering, the Board of Directors will establish a compensation package for the non-executive members of the Board of Directors.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our board of directors.

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CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

On June 30, 2011 we entered into a Technology License and Development Agreement (as amended, the “Technology Agreement”), with Nextelligence, which is majority owned and controlled by William A. Mobley, Jr., our founder, Chief Executive Officer and Chairman of the Board of Directors. The Technology Agreement provides us with an exclusive forty-year license to certain technology (“Technology”) from Nextelligence and for Nextelligence to provide all further development, improvement, modification, maintenance, management and enhancement services (the “Services”) related to the Technology.

Pursuant to the Technology Agreement, Nextelligence is entitled to (i) a fixed fee of $23,000 per month for the Services, and (ii) a technology license fee of 4% of our gross revenues, as defined in the Technology Agreement.

Pursuant to the Technology Agreement we issued 20,004,000 shares of our common stock to Nextelligence. The Technology Agreement also requires us to issue Nextelligence a warrant to purchase 4,000,000 shares of our common stock for each 2,000,000 memberships sold over 10,000,000. The Technology Agreement has a 30 year term unless terminated early based on termination events as defined in the Technology Agreement. We paid $246,000, $477,000 and $714,000 (including stock), to Nextelligence in the six months ended December 31, 2014 and the fiscal years ended June 30, 2014 and 2013, respectively.

Nextelligence erroneously over-charged us by $152,702 and $243,841 for certain services in the years ended June 30, 2014 and 2013, respectively, and as a result, was indebted to us in the aggregate amount of $396,543. On January 2, 2015, we entered into a MCMS Purchase Agreement with Nextelligence (the “MCMS Purchase Agreement”), pursuant to which Nextelligence sold certain media content management system software to us, in exchange for the extinguishment of the $396,543 debt and a cash payment of $3,457. Such MCMS Purchase Agreement does not affect or modify the Technology Agreement.

On July 1, 2014, we entered into a sublease agreement with Nextelligence for our principal executive office. The sublease calls for a monthly rental of between $5,960 and $7,728 per month, plus the proportionate share of operating expenses (as defined in the lease), through March 31, 2019. we sublease these facilities from Nextelligence at Nextelligence’s cost.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 9, 2015, certain information concerning the beneficial ownership of our common stock by (i) each shareholder known by us to own beneficially five percent or more of our outstanding common stock or series a common stock; (ii) each director; (iii) each named executive officer; and (iv) all of our executive officers and directors as a group, and their percentage ownership and voting power.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option, or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown. As of March 31, 2015, we had 27,877,054 shares of common stock outstanding.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned		Percentage Total Voting Power Prior to Offering	Percentage Total Voting Power After This Offering

William A. Mobley, Jr.	22,611,223	(2)	81.1%	75.7%

Christopher M. Savine	400,000		1.4%	1.3%

Eric William John Seidel	0		0	0

David Gust	0		0	0

All officers and directors as a Group (four persons)	23,011,223		82.3%	77.0%

Nextelligence, Inc. (3)	21,172,085		75.9%	70.8%

*	Less than 1%.

(1)	Unless otherwise indicated, the address of such individual is c/o FreeCast, Inc., 5850 TG Lee Blvd, Suite 310, Orlando, Florida 32822.

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(2)	Includes 4,000 shares held as trustee for Telebrands Corp. and 21,172,085 shares owned by Nextelligence, Inc., of which William A. Mobley, Jr. is an officer, director and majority shareholder.

(3)	William A. Mobley, Jr. is an officer , director and majority shareholder of Nextelligence, Inc.

Voting Stock

Holders of our common stock are entitled to elect a minority of our Board of Directors, and each share of our common stock entitles the holder to one (1) vote, either in person or by proxy, at meetings of shareholders. Therefore, holders of our common stock will have little ability to influence our management and operations.

Shareholders are not permitted to vote their shares cumulatively. Accordingly, the holders of more than fifty percent (50%) of our common stock can elect all directors entitled to be elected by the common shareholders.

Voting Trust Agreement

On October 15, 2012, we entered into a Voting Trust Agreement (“Voting Trust Agreement”) with Telebrands Corp. (“Telebrands”) and William A. Mobley, Jr. The Voting Trust Agreement appoints William A. Mobley, Jr. as the trustee of all the shares of our common stock that Telebrands owns at any time (the “Entrusted Shares”). Telebrands currently owns 4,000 shares of our common stock and warrants to purchase up to 20,000,000 share of our common stock (of which only 4,000,000 are earned and become exercisable on July 16, 2016). Pursuant to the Voting Trust Agreement, Mr. Mobley is entitled to exercise all rights relating to the voting and disposition of the Entrusted Shares, provided, however, Mr. Mobley is not allowed to effect a disposition or permit registration of the Entrusted Shares with the Securities and Exchange Commission or any state securities administrators unless Nextelligence, Inc., which is majority owned and controlled by Mr. Mobley, simultaneously effects a disposition or permits registration of an identical proportion of our voting securities of the Company that Nextelligence holds on the same terms and conditions. In addition, William A. Mobley, Jr. may not permit a disposition or registration of any voting securities of the Company that Nextelligence holds unless he simultaneously effects a disposition or registration of an identical proportion of the Entrusted Shares on the same terms and conditions.

The term of such trust ends upon the earlier of, Mr. Mobley’s ceasing to be an affiliate of our Company, as defined in the Voting Trust Agreement, or the disposition of all of the Entrusted Shares.

We are obligated to indemnify Mr. Mobley against any liabilities, damages, claims, taxes, deficiencies, assessments, losses, penalties, interest, costs and expenses paid or incurred by him in connection with the Voting Trust Agreement, unless those paid or incurred are a result of the gross negligence, willful misconduct or bad faith of Mr. Mobley.

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DESCRIPTION OF SECURITIES

General

Our charter authorizes the issuance of up to 200,000,000 shares of common stock, par value $0.0001 per share and 5,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

We currently have 27,877,054 shares of our common stock outstanding. Holders of our common stock are entitled to elect a minority of our Board of Directors, and each share of our common stock entitles the holder to one (1) vote, either in person or by proxy, at meetings of shareholders.

Shareholders are not permitted to vote their shares cumulatively. Accordingly, the holders of more than fifty percent (50%) of our common stock can elect all directors entitled to be elected.

Preferred Stock

No shares of preferred stock are currently outstanding. Our board of directors may designate the authorized but unissued shares of the Preferred Stock with such rights and privileges as the board of directors may determine.  As such, our board of directors may issue 5,000,000 preferred shares and designate the conversion, voting and other rights and preferences without notice to our shareholders and without shareholder approval.

Transfer Agent

The transfer agent for our common stock is Interwest Transfer Co., Inc., Salt Lake City, Utah.

Listing

We have applied to have our common stock listed on the Nasdaq Capital Market under the symbol ______.

Holders

As of March 31, 2015, there were 27,877,054 shares of common stock outstanding, which were held by approximately 48 record shareholders.

Shares Eligible For Future Sale Pursuant to Rule 144

As of _________, 2015, an aggregate of [________] shares of our common stock are eligible for immediate resale pursuant to Rule 144 promulgated under the Securities Act. As of __________, 2015, we will have been a reporting company for 90 days and, accordingly, all shares of our common stock acquired on or prior to ____________, 2015 (including shares of common stock that are issued upon conversion of Preferred Stock acquired on or prior to such date) will become eligible for resale pursuant to Rule 144.

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Registration Rights

The following table provide information about certain warrants issued to certain of our executive officers and employees that have registration rights. The registration rights contained in the warrants permit the holder of the warrant, at any time and from time to time, to require us to register the warrant and the shares underlying the warrant. Such persons have entered into lock-up agreements pursuant to which the they will not be permitted to sell our securities for 180 days after the closing of this offering.

Name	Shares Underlying Warrant	Date Exercisable	Exercise Price	Termination Date
William A. Mobley, Jr.	2,500,000	July 15, 2016	$0.25	October 18, 2022
William A. Mobley, Jr.	2,500,000	July 15, 2017	$0.25	October 18, 2022
William A. Mobley, Jr.	2,500,000	July 15, 2018	$0.25	December 30, 2022
William A. Mobley, Jr.	2,500,000	July 15, 2019	$0.25	December 30, 2022
Gary D. Lipson	2,500,000	July 16, 2016	$0.25	November 15, 2022
Gary D. Lipson	2,500,000	July 16, 2017	$0.25	November 15, 2022

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DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation and Bylaws, subject to the provisions of Florida Law, contain provisions which allow the corporation to indemnify any person against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to us if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the corporation. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

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UNDERWRITING

Subject to the terms and conditions in an underwriting agreement by and between us and [________], as representative of the underwriters of this offering, each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of shares of common stock set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus.

Underwriter	Number of Shares of Common Stock

Total

The underwriters have agreed to purchase all of the shares of common stock offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase the shares of common stock, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of common stock are subject to the passing upon certain legal matters by counsel and certain conditions such as confirmation of the accuracy of representations and warranties by us about our financial condition and operations and other matters.

The shares of common stock should be ready for delivery on or about _________, 2014, against payment in immediately available funds. The underwriters may reject all or part of any order.

Neither the underwriters nor any of their respective affiliates have provided any services to us or our affiliates in the past.

Commissions and Discounts

The underwriting discount is equal to the public offering price per share, less the amount paid by the underwriters to us per share. We estimate expenses payable by us in connection with this offering, other than the underwriting discounts referred to above, will be approximately $[________]. This estimate includes $[________] of fees and expenses of the underwriters, which includes the fees and expenses of underwriters’ counsel. We have agreed to reimburse up to a maximum of $[_________] of the accountable expenses of the underwriters in connection with this offering. In connection with the successful completion of this offering, for the price of $[________] [________] may purchase a warrant to purchase shares of common stock equal to [________]% of the shares sold in this offering on the terms described below under “Underwriting — Representative’s Warrant.” Except as disclosed in this prospectus, the underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by the Financial Industry Regulatory Authority, Inc. (“FINRA”), to be underwriting compensation under its rule of fair price. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters.

We have paid [________] an advance of $[________], which advance will be applied to the expense allowance described above at the closing of the offering, or refunded to us (less any out-of-pocket accountable expenses actually incurred by [________] in connection with the offering) in the event the offering is not completed.

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We also have agreed that, upon successful completion of this offering, for a period of 12 months from the effective date of the registration statement related to this offering, if we receive a bona fide offer from a third party to act (i) as lead or book-running manager or agent of any offering or placement of our securities or (ii) as our financial advisor in respect of any acquisition or sale of all or a portion of the Company, which we are willing to accept, we will offer to engage [________] with [________] % of the economics relating to such transaction. In accordance with FINRA rule 5110(f)(2)(F)(ii), [________] will have one opportunity to waive or terminate this right of first refusal in consideration of any payment of fee.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

Total
	Per Share	With Over- Allotment	Without Over- Allotment
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The underwriters may offer some of the shares to other securities dealers at the public offering price less a concession of $[________] per share. The underwriters may also allow, and such dealers may re-allow, a concession not in excess of $    per share to other dealers. After the shares are released for sale to the public, the underwriters may change the offering price and other selling terms at various times.

Determination of Offering Price

The representative has advised us that the underwriters propose to offer the shares directly to the public at the estimated public offering price range set forth on the cover page of this preliminary prospectus. That price range and the public offering price are subject to change as a result of market conditions and other factors.

Prior to this offering, no public market exists for our common stock. The public offering price of the shares was determined by negotiation between us and the underwriters. The principal factors considered in determining the public offering price of the shares included:

•	the information in this prospectus and otherwise available to the underwriters, including our financial information;

•	the history and the prospects for the industry in which we compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the general condition of the economy and the securities markets in the United States at the time of this offering;

•	the recent market prices of, and the demand for, publicly-traded securities of generally comparable companies; and

•	other factors as were deemed relevant.

We cannot be sure that the public offering price will correspond to the price at which the shares will trade in the public market following this offering or that an active trading market for the shares will develop or continue after this offering.

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Over-allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of [_________] additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase the shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $[________] million and the total proceeds to us, before expenses, will be $[________] million, based on the assumed initial public offering price of US$___ per share and assuming the number of shares issued in this offering does not change. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the table above.

Representative’s Warrant

We have also agreed to issue to [________], for a price of $[________], a warrant to purchase a number of shares equal to an aggregate of [________] % percent of the aggregate number of the shares sold in this offering. The warrants will have an exercise price equal to [________] % of the offering price of the shares sold in this offering. [The warrants are exercisable commencing one year after the effective date of the registration statement related to this offering], and will be exercisable for five years thereafter. The warrants are not redeemable by us. Pursuant to applicable FINRA rules, and in particular Rule 5110, the warrants (and underlying shares) issued to [________] may not be sold, transferred, assigned, pledged, or hypothecated, or the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition of the securities by any person for a period of 180 days after the effective date of the registration statement related to this offering; provided, however, that the warrants (and underlying shares) may be transferred to officers or directors of [________] and members of the underwriting syndicate and their affiliates as long as the warrants (and underlying shares) remain subject to the lockup.

Lock-up Agreements

We have agreed with the underwriters that we will not, without the prior consent of the representative, for a period of 180 days following the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale, file a registration statement with respect to any of shares of our common stock or any securities that are convertible into or exercisable or exchangeable for shares of our common stock, or otherwise transfer or dispose of (including entering into any swap or other agreement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership interest): (1) shares of our common stock; (2) shares of our subsidiaries or controlled affiliates; and (3) securities that are substantially similar to such shares of our common stock. We have also agreed to cause our subsidiaries and controlled affiliates to abide by the restrictions of the lock-up agreement. In addition, each of our directors and executive officers and each beneficial owner of 10% or more of our shares of our common stock will abide by similar 180-day lock-up agreement with respect to shares of our common stock, subject to customary exceptions for transfers among affiliates. At least two business days before the release or waiver of any lock-up restriction on the transfer of our shares by any of our directors or officers, the representative will notify us of the impending release or waiver and we will announce the impending release or waiver through a major news service, except where the release or waiver is effected solely to permit a transfer of securities that is not for consideration and where the transferee has agreed in writing to be bound by the same lock-up agreement terms in place for the transferor.

Indemnification and Contribution

The underwriting agreement provides for indemnification between us and the underwriters against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification of liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

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Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of our shares of common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

Short sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares of our common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares of our common stock or shares available for purchase in the open market as compared to the price at which they may purchase shares of our common stock through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares of our common stock or shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions. The underwriters may make bids for or purchases of shares of our common stock shares or shares for the purpose of pegging, fixing, or maintaining the price of the shares of our common stock or shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of shares.

The transactions above may occur on the NASDAQ Stock Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our shares. If these transactions are commenced, they may be discontinued without notice at any time.

Miscellaneous

A prospectus in electronic format may be made available on websites maintained by the underwriters. These websites and the information contained on these websites, or connected to these websites, are not incorporated into and are not a part of this prospectus. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations. In connection with the offering, the underwriters or syndicate members may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.

The underwriters have informed us that they do not expect to confirm sales of shares offered by this prospectus to accounts over which they exercise discretionary authority.

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LEGAL MATTERS

The validity of the shares of our common stock offered hereby has been passed upon for us by Loeb & Loeb LLP, New York, New York. _____________, ________, is acting as counsel to the underwriters.

EXPERTS

EisnerAmper LLP, independent registered public accounting firm, has audited our financial statements at June 30, 2013 and 2014 and for each of the two years in the period ended June 30, 2014 as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on EisnerAmper LLP’s report which includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes amendments and exhibits, under the Securities Act and the rules and regulations under the Securities Act for the registration of common stock being offered by this prospectus.  This prospectus, which constitutes a part of the registration statement, does not contain all the information that is in the registration statement and its exhibits and schedules.  Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the SEC.  Statements in this prospectus that summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement.  You may read and copy the registration statement, including exhibits and schedules filed with it, and reports or other information we may file with the SEC at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.  In addition, the registration statement and other public filings can be obtained from the SEC’s internet site at www.sec.gov.

Upon completion of this offering, we will become subject to information and periodic reporting requirements of the Exchange Act and we will file annual, quarterly and current reports, proxy statements, and other information with the SEC.

58

FreeCast, Inc.

Index to Financial Statements

F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of FreeCast, Inc.:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

FreeCast, Inc.

We have audited the accompanying balance sheet of FreeCast, Inc. (the "Company") as of June 30, 2014 and 2013, and the related statements of operations, shareholders' equity and cash flows for each of the years in the two-year period ended June 30, 2014. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FreeCast, Inc. as of June 30, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the financial statements, the Company has a limited operating history and has incurred recurring losses from operations since inception that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ EisnerAmper LLP

EisnerAmper LLP

New York, NY

April 22, 2015

F-2

FreeCast, Inc.

BALANCE SHEETS

	June 30,
	2014	2013

ASSETS
Current assets:
Cash and cash equivalents	$456,097	$238,507
Accounts receivable	1,076,861	1,079,292
Other current assets	34,050	-
Deferred offering costs associated with proposed public offering	50,000	-
Total current assets	1,617,008	1,317,799
Long term assets:
Receivable from related party-Nextelligence (Note E)	396,543	253,597
Property and equipment, net	10,180	3,064
Total assets	$2,023,731	$1,574,460

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	$255,866	$31,075
Accounts payable and accrued expenses related party-Nextelligence (Note E)	42,095	-
Accrued legal expenses (Note E)	180,000	120,000
Accured salary and benefits to related party-CEO (Note E)	153,136	-
Accrued salaries and benefits	41,800	-
Accrued interest payable (Note E)	31,470	13,784
Deferred revenue	1,239,743	1,292,209
Total current liabilities	1,944,110	1,457,068
Total liabilities	1,944,110	1,457,068

Commitments and contingencies (Note 4)

Shareholders' equity:
Preferred stock, $0.0001 par value, 5,000,000 shares authorized; and no shares issued and outstanding	-	-
Common stock, $0.0001 par value, 200,000,000 shares authorized; 27,877,054 and 26,463,054 shares issued and outstanding at June 30, 2014 and 2013, respectively	2,788	2,646
Additional paid-in-capital	4,591,870	2,884,578
Accumulated deficit	(4,515,037)	(2,769,832)
Total shareholders' equity	79,621	117,392
Total liabilities and shareholders' equity	$2,023,731	$1,574,460

See accompanying notes to financial statements

F-3

FreeCast, Inc.

STATEMENTS OF OPERATIONS

	For the Years Ended June 30,
	2014	2013

Revenues:
Advertising	$721,142	$83,675
Membership, net of incentives to distributor of $190,242 for the year ended June 30, 2014 (Note G(2))	594,338	99,992
Total revenue	1,315,480	183,667

Cost of revenue	242,865	263,162

Gross profit	1,072,615	(79,495)

Operating costs and expenses:
Compensation and benefits	1,301,589	269,461
Sales and marketing expense	408,865	47,911
Incentives to distributor (Note G)	649,758	-
General and administrative	440,293	464,695
Total operating expenses	2,800,505	782,067
Loss from operations	(1,727,890)	(861,562)

Other income (expense):
Interest expense	(17,686)	(89,423)
Interest income	371	-
Loss on extinguishment of debt	-	(1,000,000)
Total other expense	(17,315)	(1,089,423)

Net loss	$(1,745,205)	$(1,950,985)

Net loss per share, basic and diluted	$(0.06)	$(0.09)

Weighted average number of common shares outstanding, basic and diluted	26,904,829	22,051,135

See accompanying notes to financial statements

F-4

FreeCast, Inc.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock		Additional		Total
			Paid-in	Accumulated	Shareholders'
	Shares	Amount	Capital	Deficit	Equity
Balance as of June 30, 2012	21,530,000	$2,153	$382,347	$(818,847)	$(434,347)
Issuance of common stock for cash	1,300,000	130	324,870	-	325,000
Issuance of common stock for accounts payable to related party-Nextelligence (Note H)	1,172,085	117	292,904	-	293,021
Issuance of common stock for accounts payable to Lawyer/Shareholder (Note H)	382,718	38	95,641	-	95,679
Issuance of common stock for forgiveness of note payable to Lawyer/Shareholder (Note F)	643,113	64	160,714	-	160,778
Stock based compensation to related party-CEO (Note G)	-	-	269,461	-	269,461
Stock issued for services to related party-CEO (Note H)	1,435,138	144	358,641	-	358,785
Extinguishment of debt to Lawyer/Shareholder (Note F)	-	-	1,000,000	-	1,000,000
Net loss	-	-	-	(1,950,985)	(1,950,985)
Balance as of June 30, 2013	26,463,054	2,646	2,884,578	(2,769,832)	117,392
Issuance of common stock for cash	1,014,000	102	253,398	-	253,500
Stock based compensation to related party-CFO (Note H)	400,000	40	99,960	-	100,000
Stock based compensation to related party-CEO (Note G)	-	-	451,999	-	451,999
Stock based compensation (Note G)	-	-	61,935	-	61,935
Warrants issued as incentives to distributor (Note G)	-	-	840,000	-	840,000
Net loss	-	-	-	(1,745,205)	(1,745,205)
Balance as of June 30, 2014	27,877,054	$2,788	$4,591,870	$(4,515,037)	$79,621

See accompanying notes to financial statements

F-5

FreeCast, Inc.

STATEMENT OF CASH FLOWS

	For the Years Ended June 30,
	2014	2013
Cash flows from operating activities:
Net loss	$(1,745,205)	$(1,950,985)
Reconciliation of net loss to net cash provided by (used in) operating activities:
Depreciation expense	1,332	417
Stock based compensation	613,934	269,461
Warrants issued as incentives to distributor	840,000	-
Extinguishment of debt	-	1,000,000
Stock issued for services	-	358,785
Increase (decrease) in cash resulting from changes in assets and liabilities:
Accounts receivable	2,431	(1,079,292)
Receivable from related party-Nextelligence	(142,946)	(253,597)
Other current assets	(34,050)	-
Accounts payable and accrued expenses	224,791	352,275
Accounts payable and accrued expenses related party-Nextelligence	42,095	(78,952)
Accrued legal expenses	60,000	60,000
Accrued salary and benefits to related party-CEO	153,136	(174,334)
Accrued salaries and benefits	41,800	(7,073)
Accrued interest payable	17,686	(7,439)
Deferred revenue	(52,466)	1,292,209
Net cash provided by (used in) operating activities	22,538	(218,525)

Cash flows from investing activities:
Purchase of property and equipment	(8,448)	(2,312)
Net cash used in investing activities	(8,448)	(2,312)

Cash flows from financing activities:
Issuance of common stock for cash	253,500	325,000
Deferred offering costs associated with proposed public offering	(50,000)	-
Proceeds from long-term note payable	-	60,778
Net cash provided by financing activities	203,500	385,778

Net increase in cash	217,590	164,941

Cash at beginning of year	238,507	73,566
Cash at end of year	$456,097	$238,507

Non-cash investing and financing activities:
Issuance of common stock for accounts payable	$-	$388,700
Issuance of common stock for notes payable	$-	$160,778

See accompanying notes to financial statements

F-6

FreeCast, Inc.

NOTES TO FINANCIAL STATEMENTS

For the Years Ended June 30, 2014 and 2013

NOTE A – ORGANIZATION AND PRINCIPAL ACTIVITIES

FreeCast, Inc. (the “Company”) developed and markets an interactive digital media guide that facilitates access to a virtual library of entertainment media. The Company is based in Orlando, Florida and was founded in 2011 as a Florida Corporation. The Company’s primary product is Rabbit TV, a web-based media guide that was created by Nextelligence, Inc. (“Nextelligence”), licensed to the Company by Nextelligence, and marketed by Telebrands Corp. (“Telebrands”).

On June 30, 2011 the Company entered into a Technology License and Development Agreement (“Technology Agreement”), as amended, with Nextelligence. The Technology Agreement provides for the Company to license technology from Nextelligence and for Nextelligence to provide hosting services, office space, and accounting and administrative services to the Company. The Technology Agreement also provided for the Company to issue 20,000,000 common shares as founder’s shares. As a result, Nextelligence has a greater than 50% ownership of the Company and therefore, the Company is considered a subsidiary of Nextelligence. The Company’s Chief Executive Officer (“CEO”) is also the CEO of Nextelligence.

See accompanying notes to condensed financial statements

F-7

NOTE B – BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

The Company currently operates in one business segment focusing on the development and marketing of its primary product, Rabbit TV. The Company is not organized by market and is managed and operated as one business. A single management team reports to the chief operating decision maker, the CEO, who comprehensively manages the entire business. The Company does not currently operate any separate lines of business or separate business entities.

Going Concern:

The Company has a limited operating history and has incurred recurring losses from operations since inception, accumulating a deficit of $4,515,037 as of June 30, 2014. For the years ended June 30, 2014 and 2013, the Company incurred net losses of $1,745,205 and $1,950,985, respectively. The Company may incur additional losses and negative operating cash flows in the future. Failure to generate sufficient revenues, reduce spending or raise additional capital could adversely affect the Company’s ability to achieve its intended business objectives. These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

Since the inception of the Company in 2011, the operations of the Company have been funded primarily through sales of common stock to private investors, debt financing, and exchange of common stock for services received by the Company. Management cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that the Company raises additional funds by issuing equity securities, the Company’s stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact the Company’s ability to conduct business. If the Company is not able to raise additional capital when required or on acceptable terms, the Company may have to (i) significantly delay, scale back or discontinue the development and/or commercialization of Rabbit TV; (ii) seek collaborators for further development and commercialization of Rabbit TV; or (iii) relinquish or otherwise dispose of some or all of the Company’s rights to technologies or the products that the Company would otherwise seek to develop or commercialize.

The accompanying financial statements for the fiscal years ended June 30, 2014 and 2013 have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. During the year ending June 30, 2015, management intends to raise additional debt and/or equity financing to fund future operations and to provide additional working capital. However, there is no assurance that such financing will be consummated or obtained in sufficient amounts necessary to meet the Company’s needs.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

See accompanying notes to condensed financial statements

F-8

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of Estimates:

The preparation of these financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and disclosed in the accompanying notes. Actual results may differ from those estimates and such differences may be material to the financial statements. The more significant estimates and assumptions by management include among others: the valuation allowance on deferred tax assets, the valuation of the Company’s common stock, and revenue recognition.

[2] Revenue Recognition:

Revenue is principally derived from membership and advertising services. The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. For all revenue transactions, the Company considers customer registration, payment, or third party acknowledgement to be persuasive evidence of an arrangement.

Membership Revenue:

The Company generates membership revenue through the sale of Rabbit TV and Rabbit TV Plus, a web-based media guide that aggregates free media content on the web and facilitates access for its customers. The Company does not retransmit or distribute content.

Membership revenue is derived from sales through Telebrands, a third-party marketing and distribution company (Rabbit TV) and through direct sales to members (Rabbit TV Plus). Rabbit TV members can access the service through a plug-in USB device that is manufactured, distributed and marketed by Telebrands. The USB device acts as a key to the Rabbit TV guide. It does not install any software, but rather ensures that the user is a Rabbit TV member before granting access to the service. The Company has replaced the USB device with an online registration process, Rabbit TV Plus, which allows members to access the service without use of the USB device. A Rabbit TV Plus account also includes free access to the Rabbit TV mobile app, for Android and iOS devices.

Membership revenue is recognized ratably on a straight-line basis over the duration of the membership period, generally ranging from one to six years. All membership fees are collected at the time of purchase.

Premium services are also available, for an additional fee, to allow single or time-limited use of private, decrypted viewing of movies, sporting events, concerts, or other types of events. Revenue is recognized in the period service access is provided.

On October 15, 2012, the Company entered into a Distribution Agreement (“Distribution Agreement”) with Telebrands. The Distribution Agreement provides the right to Telebrands to market, promote, sell, and distribute memberships to access Rabbit TV. Telebrands pays the Company an amount equal to (i) the number of memberships sold and funds collected, multiplied by (ii) the greater of (A) seventy-five cents ($0.75) or (B) seven and one-half percent (7.5%) of net sales, as defined. In addition, the Company shall pay Telebrands thirty percent (30%) of the Company’s advertising revenue (see Note E(1)).

See accompanying notes to condensed financial statements

F-9

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

[2] Revenue Recognition (Continued):

Membership Revenue (Continued):

On June 13, 2014, the Company amended the Distribution Agreement (“Amended Distribution Agreement”). The Amended Distribution Agreement added that the Company may market, promote, sell, and distribute memberships to access Rabbit TV Plus via the Internet. The Company pays Telebrands the greater of (i) (A) the number of memberships sold and funds collected, multiplied by (B) seventy-five cents ($0.75) or (ii) fifty percent (50%) of the Company’s net profits derived from the Company’s sales under the Amended Distribution Agreement.

The Company evaluated the criteria outlined in ASC Topic 605-45, Principal Agent Considerations, in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. Rabbit TV fees paid by customers through Telebrands is reported net of any fees payable to or retained by Telebrands. This is because, although the Company is the primary obligor, the Company does not establish the sales price and does not have credit risk. Rabbit TV Plus fees paid by customers to the Company is reported at gross. Since the Company is the primary obligor in the transaction, has latitude in establishing the sales price, and has the credit risk, revenue is recorded on a gross basis.

In August 2013, Telebrands reached a milestone in the Distribution Agreement (see Note E(1)) resulting in 4,000,000 warrants becoming exercisable, beginning July 16, 2016, at an exercise price of $0.25 per share, and a fair value of $840,000 (see Note G(2)). In accordance with ASC Topic 605-50, Customer Payments and Incentives (“ASC 605-50”), membership revenue is presented net of cash or equity instruments provided as sales incentives to customers and distributors of the Company’s memberships. When classification of sales incentives as a reduction of revenue results in negative revenue for a specific customer or distributor on a cumulative basis (that is, since inception of the overall relationship between the Company and the customer or distributor), then the amount of the cumulative shortfall is classified as an expense. Membership revenues for the year ended June 30, 2014 are net of $190,242 of incentives in the form of warrants to purchase the Company’s common stock (see Note G(2)) provided to a distributor of the Company’s memberships. The amount recognized net in revenues represents the cumulative revenues recognized on memberships sold through the distributor. The remaining value of the sales incentive of $649,758 is recognized as incentives to distributor in Operating Costs and Expenses in the Company’s Statement of Operations.

Advertising and Other Revenue:

The Company generates advertising revenue pursuant to arrangements with advertising affiliates and brokers. Under these arrangements, the Company provides the agencies and brokers the ability to sell advertising inventory on the Company’s service directly to advertisers. The Company reports this revenue net of amounts due to agencies and brokers because the Company is not the primary obligor under these arrangements nor does the Company set the pricing or establish or maintain the relationship with the advertisers.

Deferred Revenue:

Deferred revenue consists of both prepaid but unrecognized membership revenue and advertising fees received or billed in advance of the delivery or completion of the delivery of services. The Company may pay sales incentives, in cash or by issuing equity instruments, to distributors of the Company’s memberships. Such sales incentives are not recognized as deferred revenue. Rather, sales incentives are recognized in current operations when issued, regardless of amounts in deferred revenue, which may have resulted from the distributors efforts. Deferred revenue is recognized as revenue when the services are provided and all other revenue recognition criteria have been met.

See accompanying notes to condensed financial statements

F-10

[3] Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company maintains cash and cash equivalents with domestic financial institutions of high credit quality. For accounts receivable, the Company performs ongoing credit evaluations of customers to assess the probability of accounts receivable collection based on a number of factors, including past transaction experience with the customer, evaluation of their credit history, and review of the invoicing terms of the contract.

Accounts receivables are reported net of an allowance for doubtful accounts when applicable. The allowance for doubtful accounts reflects management’s best estimate of probable losses inherent in the accounts receivable balance at each reporting date. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. The Company recognized no bad debt expense for the years ended June 30, 2014 and 2013 nor has the Company recognized an allowance for doubtful accounts at June 30, 2014 and 2013.

The Company had two customers, Telebrands and Google that accounted for 10% or more of total revenue, excluding incentives to distributors, comprising 98.2% and 99.0% of total revenue, excluding incentives to distributors, on a combined basis for the years ended June 30, 2014 and 2013, respectively. The Company had one customer Telebrands, that accounted for 10% or more of total accounts receivable as of June 30, 2014 and 2013, comprising 95.0% and 94.6%, respectively, of total accounts receivable.

[4] Cost of Revenue:

Cost of revenue consists primarily of hosting, product development, and infrastructure costs and the salaries and benefits related to employees in software engineering, facilities-related expenses, and information technology associated with supporting those functions. Hosting costs consist of content streaming, maintaining our internet service and creating and serving advertisements through third-party ad servers. The Company makes payments to third-party ad servers in the period in which the advertising impressions are delivered or click-through actions occur, and accordingly records this as a cost of revenue in the related period. The Company incurs product development expenses primarily for improvements to the Company’s website, the apps, development of new advertising products and development and enhancement of the guide and streaming system. Product development costs are generally expensed as incurred. Certain website development and internal use software development costs may be capitalized when specific criteria are met. In such cases, the capitalized amounts are amortized to cost of revenue over the useful life of the related application once the application is placed in service.

[5] Compensation and Benefits:

Compensation and benefits consists primarily of employee-related costs, including salaries and benefits related to employees in finance, accounting, internal information technology and other administrative personnel and stock based compensation.

[6] Sales and Marketing:

Sales and marketing consists primarily of employee-related costs, including salaries, commissions and benefits related to employees in sales, sales support and marketing departments. In addition, sales and marketing expenses include external sales and marketing expenses such as third-party marketing, branding, advertising, public relations expenses, commissions, facilities-related expenses, and infrastructure costs.

[7] General and Administrative:

General and administrative expenses include professional services costs for outside legal and accounting services, facilities-related expenses, travel costs, third party customer support, and credit card fees.

See accompanying notes to condensed financial statements

F-11

[8] Fair Value of Financial Instruments:

The Company follows the provisions of FASB ASC Topic 820, “Fair Value Measurements and Disclosures” for financial instruments. This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 permits an entity to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period.

ASC 820 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted prices included in level 1 that are directly or indirectly observable for the asset or liability. Such inputs include quoted prices in active markets or similar assets and liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs are unobservable inputs for the asset or liability. Such inputs are used to measure fair value when observable inputs are not available.

As of June 30, 2014 and 2013, the carrying amounts of the Company’s financial assets and liabilities, such as accounts receivable, notes receivable, accounts payable, accrued expenses, accrued salaries and benefits, and accrued interest approximate the fair values due to the short-term nature of the instruments.

[9] Cash Equivalents:

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

[10] Accounts Receivable:

Accounts receivable are reported net of an allowance for doubtful accounts when applicable. The Company recognized no bad debt expense for the years ended June 30, 2014 and 2013 nor has the Company recognized an allowance for doubtful accounts at June 30, 2014 and 2013.

[11] Property and Equipment:

Property and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, generally five years. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition.

[12] Long-lived Assets:

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered to be impaired when the sum of the undiscounted future net cash flows expected to result from the use of the assets and its eventual disposition exceeds its carrying amount. The amount of impairment loss, if any, is measured as the difference between the net book value of the asset and its estimated fair value.

See accompanying notes to condensed financial statements

F-12

[13] Software Development Costs:

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed (“ASC 985-20”). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to expense until technological feasibility is established. Thereafter, until the product is released for sale, software development costs must be capitalized and reported at the lower of unamortized cost or net realizable value of the related product. The Company has adopted the “tested working model” approach to establishing technological feasibility for its applications. Under this approach, the Company does not consider an application in development to have passed the technological feasibility milestone until the Company has completed a model of the product that contains essentially all the functionality and features of the final product and has tested the model to ensure that it works as expected. To date, the Company has not incurred significant costs between the establishment of technological feasibility and the release of an application; thus, the Company has expensed all software development costs as incurred.

[14] Deferred Offering Costs:

Deferred offering costs, which primarily consist of direct legal fees relating to a contemplated initial public offering ("IPO"), are capitalized within current assets. The deferred issuance costs will be offset against IPO proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. For the fiscal years ended June 30, 2014 and 2013, the Company has recorded deferred offering costs totaling $50,000 and $0, respectively.

[15] Accrued Expenses:

The Company incurs periodic expenses such as research and development, salaries, facility costs, and professional fees. An accrual for expenses is necessary when expenses have been incurred by the Company prior to them being paid. When a vendor’s invoice is not received, the Company is required to estimate its accrued expenses. This process involves reviewing quotations and contracts, identifying services that have been performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred for the service when the Company has not yet been invoiced or otherwise notified of the actual cost. The majority of the Company’s service providers invoice monthly in arrears for services performed or when contractual milestones are met. The Company estimates accrued expenses as of each balance sheet date based on facts and circumstances known at that time. The Company periodically confirms the accuracy of its estimates with the service providers and makes adjustments if necessary.

[16] Income Tax Provision:

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been reflected in the financial statements. Deferred tax assets and liabilities are determined based on the differences between the book and tax basis of assets and liabilities and operating loss carryforwards, using tax rates expected to be in effect for the years in which the differences are expected to reverse. The Company records a valuation allowance to reduce deferred income tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

[17] Employee Stock Based Compensation:

Stock based compensation issued to employees and members of our board of directors is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. The grant date fair value of a stock based award is recognized as an expense over the requisite service period of the award on a straight-line basis. The Company will recognize compensation expense, measured as the fair value of the warrants on grant date, when a performance condition is considered probable of occurring.

For purposes of determining the variables used in the calculation of stock based compensation issued to employees, the Company performs an analysis of current market data and historical data to calculate an estimate of implied volatility, the expected term of the option and the expected forfeiture rate. With the exception of the expected forfeiture rate, which is not an input, we use these estimates as variables in the Black-Scholes option pricing model. Depending upon the number of stock options granted any fluctuations in these calculations could have a material effect on the results presented in our statements of operations. In addition, any differences between estimated forfeitures and actual forfeitures could also have a material impact on our financial statements.

See accompanying notes to condensed financial statements

F-13

[18] Stock Based Compensation Issued to Nonemployees:

Common stock issued to non-employees for acquiring goods or providing services is recognized at fair value when the goods are obtained or over the service period. If the award contains performance conditions, the measurement date of the award is the earlier of the date at which a commitment for performance by the non-employee is reached or the date at which performance is reached. A performance commitment is reached when performance by the non-employee is probable because of sufficiently large disincentives for nonperformance.

[19] Recent Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board issued ASU 2014-09, which will update Codification topic: Revenue from Contracts with Customers. The principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which entity expects to be entitled in exchange for those goods or services. The guidance in ASU 2014-09 is effective for public entities for annual reporting periods beginning after December 15, 2016, including interim periods therein. Management is currently evaluating the impact ASU 2014-09 will have on the Company’s financial position, results of operations and cash flows. In April 2015, the FASB approved issuing an exposure draft to extend the effective date of ASU 2014-09 by a year for both public and non-public companies.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides guidance regarding management’s responsibility to assess whether substantial doubt exists regarding the ability to continue as a going concern and to provide related footnote disclosures. In connection with preparing financial statements for each annual and interim reporting period, management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). This ASU is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Management is currently evaluating the new guidance and has not determined the impact this standard may have on the Company’s financial statements.

NOTE D – PROPERTY AND EQUIPMENT

		As of June 30,
	Estimated Life	2014	2013

Office furniture and equipment	3 - 5 years	$11,961	$3,513
Accumulated depreciation		(1,781)	(449)
Total		$10,180	$3,064

Depreciation expense was $1,332 and $417 for the years ended June 30, 2014 and 2013, respectively, and is classified in general and administrative expenses in the Statement of Operations.

See accompanying notes to condensed financial statements

F-14

NOTE E – COMMITMENTS AND CONTINGENCIES

[1] Distribution Agreement:

On October 15, 2012, the Company entered into a Distribution Agreement with Telebrands. The Distribution Agreement provides the right to Telebrands to market, promote, sell, and distribute memberships to access Rabbit TV. Telebrands pays the Company an amount equal to (i) the number of memberships sold and funds collected by (ii) the greater of (A) seventy-five cents ($0.75) or (B) seven and one-half percent (7.5%) of net sales, as defined. In addition, the Company pays Telebrands thirty percent (30%) of the Company’s advertising revenue. The Distribution Agreement also provided for Telebrands to purchase 4,000 shares of the Company’s common stock for $1,000 and the Company issued to Telebrands ten-year warrants to purchase up to 20,000,000 shares of the Company’s common stock (of which 4,000,000 warrants were earned in 2013 and become exercisable on July 16, 2016), with an exercise price of $0.25 per share. If Telebrands continues to meet various agreed milestones of membership sales, the warrants become exercisable beginning July 16, 2016 through October 14, 2022 (see Note G(2)).

On June 13, 2014, the Company amended the Distribution Agreement (“Amended Distribution Agreement”). The Amended Distribution Agreement added that the Company may market, promote, sell, and distribute memberships to access Rabbit TV Plus via the Internet. The Company pays to Telebrands the greater of (i) (A) the number of memberships sold and funds collected, multiplied by (B) seventy-five cents ($0.75) or (ii) fifty percent (50%) of the Company’s net profits derived from the Company’s sales under the Amended Distribution Agreement.

The agreements terminate on December 31, 2017 unless extended for five (5) years or terminated early based on minimum memberships sold.

As of June 30, 2013, the Company owed Telebrands $25,102 which was paid in July 2013 and Telebrands owed the Company $1,021,275 comprised of a June 2013 billing of $96,592 paid in July 2013 and $924,683 of a total $980,792 billed as a result of a reconciliation of memberships sold.

As of June 30, 2014, the Company owed Telebrands $233,747 and Telebrands owed the Company $1,023,184 comprised of a June 2014 billing of $42,391 paid in August 2014 and $980,792 billed as a result of a reconciliation of memberships sold.

Although the Company’s monthly billings to Telebrands continue to be paid currently by Telebrands, in November 2014, the Company completed a reconciliation of memberships sold from January 2013 through June 2014, and billed Telebrands $980,792 for past due memberships sold. The Company is currently negotiating payment terms with Telebrands for the $980,792 owed to the Company which may include an offset of $233,747 owed by the Company to Telebrands as of June 30, 2014. The Company considers the amount owed by Telebrands to be fully collectible and provided no allowance for bad debts. In the future, the Company plans to reconcile memberships sold each quarter based on a one-quarter lag.

[2] Voting Trust Agreement:

On October 15, 2012, the Company entered into a Voting Trust Agreement (“Voting Trust Agreement”) with Telebrands and the Company’s CEO. The Voting Trust Agreement appoints CEO as the trustee of all the shares of the Company’s common stock that Telebrands owns at any time (the “Entrusted Shares”). Telebrands currently owns 4,000 shares of the Company’s common stock and warrants to purchase up to 20,000,000 shares of the Company’s common stock (of which 4,000,000 are earned and become exercisable on July 16, 2016). Pursuant to the Voting Trust Agreement, CEO is entitled to exercise all rights relating to the voting and disposition of the Entrusted Shares, provided, however, CEO is not allowed to effect a disposition or permit registration of the Entrusted Shares with the Securities and Exchange Commission or any state securities administrators unless Nextelligence, which is majority owned and controlled by CEO, simultaneously effects a disposition or permits registration of an identical proportion of the Company’s voting securities of the Company that Nextelligence holds on the same terms and conditions. In addition, CEO may not permit a disposition or registration of any voting securities of the Company that Nextelligence holds unless he simultaneously effects a disposition or registration of an identical proportion of the Entrusted Shares on the same terms and conditions.

See accompanying notes to condensed financial statements

F-15

The term of such trust ends upon the earlier of, CEO ceasing to be an affiliate of the Company, as defined in the Voting Trust Agreement, or the disposition of all of the Entrusted Shares.

The Company is obligated to indemnify CEO against any liabilities, damages, claims, taxes, deficiencies, assessments, losses, penalties, interest, costs and expenses paid or incurred by him in connection with the Voting Trust Agreement, unless those paid or incurred are a result of the gross negligence, willful misconduct or bad faith of CEO.

[3] Related Party Technology Agreement:

On June 30, 2011 the Company entered into a Technology Agreement, as amended, with Nextelligence. The Technology Agreement provides for the Company to license Technology from Nextelligence and for Nextelligence to provide hosting services, office space, and accounting and administrative services to the Company. The Company pays Nextelligence each month for the amount of the actual costs incurred by Nextelligence plus 20% for these service plus 4% of gross revenues, as defined, as a technology license fee. Subsequent to June 30, 2014, the Company amended its Technology Agreement with Nextelligence to pay $23,000 each month for the Nextelligence services plus 4% of gross revenues, as defined, as a technology license fee, and terminates forty (40) years from the date of the Technology Agreement (see Note K). Nextelligence has a greater than 50% ownership of the Company and therefore, the Company is considered a subsidiary of Nextelligence. The Company’s CEO is also the CEO of Nextelligence.

The Company has recognized receivables of $152,702 and $243,841 for amounts erroneously overcharged by Nextelligence for its administrative services for the years ended June 30, 2014 and 2013, respectively. On January 2, 2015, the Company negotiated a settlement of all amounts erroneously overcharged to the Company by Nextelligence in which Nextelligence, as sole owner, will transfer certain software which is used as a media content management system by which the Company organizes and delivers content to its customers.

The Company paid approximately $477,000 and $422,000 (excluding $292,000 of common stock issued during the year ended June 30, 2013 in exchange for accounts payable), respectively, to Nextelligence during the years ended June 30, 2014 and 2013, respectively.

[4] Employment Agreements:

Chief Executive Officer:

Effective June 27, 2011, the Company entered into a consulting agreement with its CEO under which he is to receive annual compensation of $200,000 and certain additional benefits. The consulting agreement expired on June 30, 2013. Past due balances accrue interest at 12%. Effective July 1, 2013, the Company entered into an employment agreement with the CEO under which he is to receive annual compensation of $200,000 and certain additional benefits including reimbursement for all automobile expenses incurred by the CEO in connection with the performance of his duties under this Agreement. For the year ended June 30, 2013, the Company paid the CEO a total of $45,664 for salary and none for automobile expenses. The term of the agreement continues until June 30, 2019 and is renewed for successive one-year periods by mutual consent at the end of the term. An annual cash bonus may be paid at the discretion of the Board of Directors. If the CEO is terminated by the Company other than for cause or as a result of death or permanent disability or if the CEO terminates his employment for good reason, which includes a change of control, he shall receive payment in respect of compensation earned but not yet paid. In addition, on both October 19, 2012 and December 31, 2012, the Company issued warrants to purchase 5,000,000 shares with an exercise price of $0.25 in which 2,500,000 warrants vest and become exercisable on July 15, 2016 and 2017, respectively, and expire on October 18, 2022 with respect to the October 2012 issuance and on December 30, 2022 with respect to the December 2012 issuance (see Note G(1)).The CEO is also the CEO of Nextelligence.

See accompanying notes to condensed financial statements

F-16

[4] Employment Agreements (Continued):

Chief Executive Officer (Continued):

On July 1, 2014, the Company amended the employment agreement with its CEO to include a $2,500 per month automobile allowance in place of all automobile expenses. On June 30, 2013 (as consideration for the CEO reducing a cash payment due to him under the consulting arrangement), the Company issued 1,435,138 shares of common stock valued at $358,785 ($318,781 of consulting fees and $40,004 of accrued interest) to the CEO. The shares were earned immediately. The value of each award was determined by reference to contemporaneous sales of the Company’s common stock to third parties. For the year ended June 30, 2014, the Company made payments totaling $57,340 to the CEO (salary of $46,864 and automobile expenses of $10,476).

The Company has accrued expenses of $153,136 under Accrued Salaries and Benefits - CEO for the remaining amounts due at June 30, 2014. The Company recognized an expense for these services of $200,000 for the year ended June 30, 2014 within compensation and benefits and general and administrative in the Statement of Operations.

Chief Financial Officer:

Effective April 28, 2014, the Company entered into an employment agreement with its Chief Financial Officer (“CFO”) under which he is to receive an annual compensation of $250,000. Pursuant to an amendment on June 10, 2014 and in exchange for reducing his compensation by $100,000 for the employment year ending April 27, 2015 (“Employment Year”), the Company issued the CFO an award of 400,000 shares of common stock with a fair value of $100,000. The shares will be earned over the Employment Year. The term of the agreement continues until April 27, 2015 and automatically extended on a month-to-month basis at the end of the term. An annual cash bonus may be paid at the discretion of the Board of Directors. If the CFO is terminated by the Company as a result of death or permanent disability or if the CFO terminates his employment for good reason he shall receive payment in respect of compensation earned but not yet paid. If the CFO is terminated by the Company other than due to his death or disability or for cause, the Company would be obligated to pay the CFO at a rate of $250,000 per year (i) for three months subsequent to the termination date if the termination date is on or before April 27, 2015, and (ii) for six months subsequent to the termination date if the termination date is subsequent to April 27, 2015. In addition, on April 28, 2014, the Company issued warrants to purchase 274,033 shares of the Company’s common stock, with an exercise price of $0.25, that vest and become exercisable on July 31, 2015 only if the Company closes a registered public offering of its equity securities, or has a change in control, on or before April 28, 2015 (collectively, “the Performance Condition”). The warrants expire on July 31, 2018 (see Note G(1)).

[5] Legal Services Agreement:

On June 27, 2011, the Company entered into an agreement with its outside legal firm, as amended, pursuant to which the Company will be provided legal service in the amount of $5,000 per month. The agreement shall continue until either the first to occur (i) the date a registration statement is filed with the Securities and Exchange Commission or (ii) December 31, 2014. Several partners in this legal firm are also shareholders of the Company.

The Company has accrued expenses of $180,000 and $120,000 under Accrued Legal Expenses in the accompanying Balance Sheets at June 30, 2014 and 2013, respectively. The Company recognized an expense for these services of $60,000 for each of the years ended June 30, 2014 and 2013, respectively, within general and administrative in the Statement of Operations. No payments have been made to the legal firm for the years ended June 30, 2014 and 2013.

Past due balances accrue interest at 12% and the Company has recorded a balance due of $31,470 and $13,784 under Accrued Interest Payable in the accompanying Balance Sheets at June 30, 2014 and 2013, respectively. The Company recognized interest expense of $17,686 and $13,784 for the years ended June 30, 2014 and 2013, respectively, within Interest Expense in the Statement of Operations.

See accompanying notes to condensed financial statements

F-17

[6] Consulting Agreement:

On July 20, 2011, the Company entered into a consulting agreement with Bonsai Group. The Bonsai Group is owned by a family member of one of the partners in the legal firm referred to in the Legal Services Agreement above (the “Lawyer/Shareholder”). The agreement paid a monthly consulting fee of $7,500, commenced September 1, 2011 and continued until August 1, 2012. Past due balances accrue interest at 12%. On November 16, 2012, the amount owed of $95,679 (including $13,179 of accrued interest) was acquired by the Lawyer/Shareholder from his family member (see Note F).

[7] Legal:

The Company is not involved in any legal matters arising in the normal course of business.

NOTE F – NOTES payable

On July 20, 2011, the Company entered into an unsecured $100,000 promissory note (“Promissory Note”) from Orchid Group. The Orchid Group is also owned by the same family member of the Lawyer/Shareholder referred to under Consulting Agreement in Note E(6). The Promissory Note accrues interest at 10% per annum beginning September 1, 2011 and becomes due and payable on August 1, 2012. On November 16, 2012, the amount owed of $132,561 (including $32,561 of accrued interest) was acquired by the Lawyer/Shareholder from his family member.

On October 12, 2012, the Company entered into an unsecured $25,000 promissory note (“Note”) from the Lawyer/Shareholder. The Note accrues interest at 18% per annum and became due and payable on November 12, 2012.

On November 16, 2012, the Company entered into a Forbearance Agreement (“Forbearance Agreement”) with the Lawyer/Shareholder of the Company’s notes payable, accounts payable, and the related accrued interest (collectively, “Obligations”). The Forbearance Agreement extended the due date of the Company’s Obligations to November 15, 2013. In addition, the Company issued warrants to the Lawyer/Shareholder to purchase up to 5,000,000 shares with an exercise price of $0.25 per share, a fair value of $1,000,000, and have a term of ten years (see Note G(2)). On June 30, 2013, the Company issued a total of 1,025,831 shares of common stock to extinguish Obligations totaling $256,458 owed to the Lawyer/Shareholder (see Note G(2)).

The Company analyzed the transaction in accordance with ASC Topic 470-50-40, Extinguishment of Debt. The debt was extinguished through the issuance of common stock recorded through equity as discussed above and the issuance of 5,000,000 warrants resulting in a charge through the Statement of Operations as a loss on extinguishment of debt.

NOTE G – WARRANTS

[1] Warrants Issued to Employees:

On April 28, 2014, the Company entered into an employment agreement with its CFO, under which the Company issued him warrants to purchase 274,033 shares of the Company’s common stock, with an exercise price of $0.25, that vest and become exercisable on July 31, 2015 only if the Company closes a registered public offering of its equity securities, or has a change in control, on or before April 28, 2015. The warrants expire on July 31, 2018.

In fiscal year 2014, the Company issued to nine of its employees, warrants to purchase 925,000 shares, with an exercise price of $0.25, which vest and become exercisable on August 15, 2015 provided that the employee remains continuously employed through August 14, 2015. The warrants expire on August 14, 2018. The fair value of the warrants on grant date was $129,250. The Company recognized an expense for these services of $56,532 for the year ended June 30, 2014 within compensation and benefits in the Statement of Operations.

See accompanying notes to condensed financial statements

F-18

On December 31, 2012, the Company amended the employment agreement with its CEO, under which the Company issued him warrants to purchase 5,000,000 shares, with an exercise price of $0.25, in which 2,500,000 warrants vest and become exercisable on July 15, 2016 and 2017, respectively, and expire on December 30, 2022. The warrants become immediately exercisable upon a change in control of the Company. The fair value of the warrants on grant date was $925,000. The Company recognized an expense for these services of $231,599 and $115,482 for the years ended June 30, 2014 and 2013, respectively, within compensation and benefits in the Statement of Operations.

On October 19, 2012, the Company issued its CEO warrants to purchase 5,000,000 shares, with an exercise price of $0.25 in which 2,500,000 warrants vest and become exercisable on July 15, 2016 and 2017, respectively, and expire on October 18, 2022. The warrants become immediately exercisable upon a change in control of the Company. The fair value of the warrants on grant date was $925,000. The Company recognized an expense for these services of $220,400 and $153,979 for the years ended June 30, 2014 and 2013, respectively, within compensation and benefits in the Statement of Operations.

[2] Warrants Issued to Nonemployees:

In August 2013, Telebrands reached a milestone in the Distribution Agreement (see Note E(1)) resulting in 4,000,000 warrants becoming exercisable, beginning July 16, 2016, at an exercise price of $0.25 per share. In accordance with ASC 605-50, the Company recognized the fair value of the warrants of $840,000 as a $190,242 reduction of membership revenue and $649,758 as incentives to distributor in Operating Costs and Expenses for the year ended June 30, 2014 in the Statement of Operations.

On November 16, 2012, the Company entered into a Forbearance Agreement with the Lawyer/Shareholder, under which the Company issued warrants to purchase up to 5,000,000 shares, with an exercise price of $0.25 per share, in which 2,500,000 warrants vest and become exercisable on July 15, 2016 and 2017, respectively, and expire on November 15, 2022. The warrants become immediately exercisable upon a change in control of the Company. The Company recognized the fair value of the warrants of $1,000,000 as a loss on extinguishment of debt in the Statement of Operations.

[3] Valuation of Warrants:

Management used the Black-Scholes valuation model to value the warrants with known inputs from the third party sales (warrant term, exercise price and expiration date) and assumptions for expected volatility rate; dividend rate; and risk free interest rate. The table summarizes the Black-Scholes assumptions:

	June 30, 2014		June 30, 2013
	Low	High	Low	High
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Expected stock-price volatility	73.09%	80.53%	82.11%	84.21%
Risk-free interest rate	0.63%	1.48%	1.15%	1.69%

Expected term of warrants (years)	2.79	3.50	6.77	10.00
Stock price	$0.25	$0.25	$0.25	$0.25
Exercise price	$0.25	$0.25	$0.25	$0.25

Expected dividend yield. The Company bases the expected dividend yield assumption on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends on the Company’s common stock.

See accompanying notes to condensed financial statements

F-19

Expected stock-price volatility. The expected stock-price volatility assumption is based on volatilities of the Internet Software and Services/Application Software Index in the sub-$50 million market cap.

Risk-free interest rate. The Company bases the risk-free interest rate assumption on observed interest rates appropriate for the expected term of the stock option grants.

Expected term of warrants. The expected term of warrants represents the period of time that warrants are expected to be outstanding. Because the Company does not have historic exercise behavior, the Company determines the expected life assumption using the simplified method, which is an average of the contractual term of the warrant and its ordinary vesting period.

The Company analyzed the warrants issued (“Warrants”) in accordance with ASC 815, Derivatives and Hedging, to determine whether the Warrants meet the definition of a derivative under ASC 815 and, if so, whether the Warrants meet the scope exception of ASC 815, which is that contracts issued or held by the reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity shall not be considered to be derivative instruments. The provisions of ASC 815 subtopic 40, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, (“ASC 815 subtopic 40”) apply to any freestanding financial instruments or embedded features that have the characteristics of a derivative, as defined by ASC 815 and to any freestanding financial instruments that are potentially settled in an entity’s own common stock. The Company concluded the Warrants are equity instruments since they contain no provisions which would preclude the Company from accounting for the Warrants as equity.

The following represents a summary of the Warrants outstanding at June 30, 2014 and 2013 and changes during the periods then ended:

	2014		2013
		Weighted		Weighted
		Average		Average
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding, beginning of year	35,000,000	$0.25	-	$-
Granted	1,199,033	0.25	35,000,000	0.25
Exercised	-	-	-	-
Expired/Forfeited	-	-	-	-
Outstanding, end of year	36,199,033	$0.25	35,000,000	$0.25
Exercisable at the end of the year	-	$-	-	$-

NOTE H – STOCK transactionS

[1] Common Stock Sales:

During fiscal year 2014, the Company sold 1,014,000 shares of its common stock for proceeds of $253,500.

During fiscal year 2013, the Company sold 1,300,000 shares of its common stock for proceeds of $325,000.

[2] Common Stock Issuances for Debt and Accounts Payable Extinguishments:

On June 30, 2013, the Company issued 643,113 shares of common stock to extinguish $125,000 of outstanding principal on notes payable and $35,778 of accrued interest to the Lawyer/Shareholder (see Note F).

See accompanying notes to condensed financial statements

F-20

On June 30, 2013, the Company issued 1,554,803 shares of common stock to extinguish $388,700 of outstanding accounts payable and accrued interest, which includes 1,172,085 shares of common stock valued at $293,021 to Nextelligence and 382,718 shares of common stock valued at $95,679 to the Lawyer/Shareholder.

[3] Employee Stock Based Compensation:

On June 10, 2014, as consideration for our CFO reducing his cash compensation by $100,000 for the Employment Year ending April 27, 2015, the Company issued an award of 400,000 shares of common stock valued at $100,000 to our CFO. The shares will be earned over the Employment Year.

On June 30, 2013, as consideration for amounts owed to our CEO under a prior consulting arrangement, the Company issued 1,435,138 shares of common stock valued at $358,785 ($318,781 of consulting fees and $40,004 of interest) to our CEO. The shares were earned immediately.

The value of each of the awards was determined by reference to contemporaneous sales of the Company’s common stock to third parties.

NOTE I – Related Party Transactions

Other than as set forth below, and as disclosed in Notes E, G and H, the Company has not entered into or been a participant in any transaction in which a related person had or will have a direct or indirect material interest.

NOTE J – INCOME TAXES

At June 30, 2014, the Company has a net operating loss carry forward for Federal income tax purposes totaling approximately $937,000 which, if not utilized, will begin to expire in the year 2032. The Company has no income tax affect due to recording a full valuation allowance on the expected tax benefits of deferred tax assets.

A reconciliation of the statutory income tax rates and the Company’s effective tax rate is as follows:

	For the years ended June 30,
	2014	2013

Federal	34.0%	34.0%
State tax, net of federal benefit	3.6%	3.6%
Permanent differences	(0.1)%	(0.1)%
Nondeductible compensation	- %	(6.9)%
Valuation allowance	(37.5)%	(30.6)%
Provision for income taxes	-	-

The tax effects of the temporary differences and carry forwards that give rise to deferred tax assets consist of the following:

See accompanying notes to condensed financial statements

F-21

	2014	2013
Deferred tax assets:
Net operating loss carry forwards	$352,477	$282,891
Deferred revenue	466,515	486,259
Stock-based compensation	648,513	101,398
Other	61,095	3,470
Gross deferred tax assets	1,528,600	874,018
Valuation allowance	(1,528,600)	(874,018)
Net deferred tax assets	$-	$-

FASB ASC 740 “Income Taxes” contains guidance with respect to uncertain tax positions which applies to all tax positions and clarifies the recognition of tax benefits in the financial statements by providing for a two-step approach of recognition and measurement. The first step involves assessing whether the tax position is more-likely-than-not to be sustained upon examination based upon its technical merits. The second step involves measurement of the amounts to recognize. Tax positions that meet the more likely than not threshold are measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate finalization with the taxing authority.

The Company does not have any unrecognized tax benefits which would favorably affect the effective tax rate if recognized in future periods, or accrued penalties and interest. If such matters were to arise, the Company would recognize interest and penalties related to income tax matters in income tax expense.

The Company files income tax returns in the U.S. federal jurisdiction and the state of Florida. For both federal and state income tax purposes, the Company’s fiscal 2011 through 2014 tax years remain open for examination by the tax authorities.

NOTE K – SUBSEQUENT EVENTS

On January 2, 2015, the Company negotiated a settlement of all amounts erroneously overcharged to the Company by Nextelligence in which Nextelligence, as sole owner, will transfer certain software which is used as a media content management system by which the Company organizes and delivers content to its customers.

On October 29, 2014, the Company signed a Setoff Agreement with Telebrands in which approximately $261,000 was owed by the Company to Telebrands shall be immediately setoff and applied against the amounts owed by Telebrands to the Company. In addition, with the consent of Telebrands, the Company may from time to time, but no more frequently than monthly, setoff and apply against any amount owed by Telebrands to the Company.

On July 31, 2014, the Company amended its Technology Agreement with Nextelligence to pay $23,000 each month for the Nextelligence services plus 4% of gross revenues, as defined, as a technology license fee, and terminates forty (40) years from the date of the Technology Agreement.

On July 31, 2014, the Company entered into a sublease agreement with Nextelligence for its principal executive office. The sublease provides for a monthly rental averaging $7,200 through September 30, 2015 decreasing to $5,960 per month beginning October 1, 2015. The sublease agreement also provides for annual rental increases of 3.5% commencing October 1, 2015 and expires on March 31, 2019.

The Company has evaluated subsequent events through April 22, 2015, which is the date the financial statements were available to be issued.

See accompanying notes to condensed financial statements

F-22

FreeCast, Inc.

BALANCE SHEETS

	December 31,	June 30,
	2014	2014
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$187,013	$456,097
Accounts receivable	823,791	1,076,861
Other current assets	75,820	34,050
Deferred offering costs associated with proposed public offering	50,000	50,000
Total current assets	1,136,624	1,617,008
Long term assets:
Receivable from related party-Nextelligence (Note E)	396,543	396,543
Property and equipment, net	13,453	10,180
Intangible assets	3,500	-
Total long term assets	413,496	406,723
Total assets	$1,550,120	$2,023,731

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$161,619	$255,866
Accounts payable and accrued expenses related party-Nextelligence (Note E)	36,531	42,095
Accrued legal expenses (Note E)	210,000	180,000
Accured salaries and benefits related party-CEO (Note E)	140,269	153,136
Accrued salaries and benefits	38,701	41,800
Accrued interest payable	43,113	31,470
Deferred revenue	1,723,022	1,239,743
Total current liabilities	2,353,255	1,944,110
Total liabilities	2,353,255	1,944,110

Commitments and contingencies (Note D)

Shareholders' equity (deficit)
Common stock, $0.0001 par value, 200,000,000 shares authorized; and 27,877,054 shares issued and outstanding at December 31, 2014 and June 30, 2014, respectively	2,788	2,788
Additional paid-in-capital	4,858,758	4,591,870
Accumulated deficit	(5,664,681)	(4,515,037)
Total shareholders' equity (deficit)	(803,135)	79,621
Total liabilities and shareholders' equity (deficit)	$1,550,120	$2,023,731

See accompanying notes to condensed financial statements

F-23

FreeCast, Inc.

STATEMENTS OF OPERATIONS

(unaudited)

	For the Six Months Ended
	December 31,
	2014	2013

Revenues
Advertising	$206,917	$389,747
Membership, net of incentives to distributors of $190,242 for the six months ended December 31, 2013 (Note G)	411,042	134,857
Total revenue	617,959	524,604

Cost of revenue	246,629	114,173

Gross profit	371,330	410,431

Operating costs and expenses
Compensation and benefits	782,401	566,173
Sales and marketing expense	225,357	179,638
Incentives to distributor (Note G)	-	649,758
General and administrative	501,731	143,949
Total operating expenses	1,509,489	1,539,518
Loss from operations	(1,138,159)	(1,129,087)

Other income (expense)
Interest expense	(11,643)	(8,014)
Interest income	158	121
Total other expense	(11,485)	(7,893)

Net loss	$(1,149,644)	$(1,136,980)

Net loss per share, basic and diluted	$(0.04)	$(0.04)

Weighted average number of common shares outstanding, basic and diluted	27,877,054	26,708,426

See accompanying notes to condensed financial statements

F-24

FreeCast, Inc.

STATEMENTS OF CASH FLOWS

(unaudited)

	For the Six Months Ended December 31,
	2014	2013

Cash flows from operating activities:
Net loss	$(1,149,644)	$(1,136,980)
Reconciliation of net loss to net cash (used in) provided by operating activities
Depreciation expense	1,702	551
Stock based compensation	266,888	252,287
Warrants issued as incentives to distributor	-	840,000
Increase (decrease) in cash resulting from changes in assets and liabilities
Accounts receivable	253,070	(31,067)
Receivable from related party - Nextelligence	-	(63,917)
Other current assets	(41,770)	(57,964)
Accounts payable and accrued expense	(94,247)	92,589
Accounts payable and accrued expense related party- Nextelligence	(5,564)	7,743
Accrued legal expenses	30,000	30,000
Accrued salaries and benefits related party - CEO	(12,867)	81,964
Accrued salaries and benefits	(3,099)	31,633
Accrued interest payable	11,643	8,013
Deferred revenue	483,279	45,894
Net cash (used in) provided by operating activities	(260,609)	100,746

Cash flows from investing activities:
Purchase of property and equipment	(4,975)	(1,991)
Intangible assets	(3,500)	-
Net cash used in investing activities	(8,475)	(1,991)

Cash flows from financing activities:
Issuance of common stock for cash	-	87,000
Deferred ofering costs associated with proposed public offering	-	(5,000)
Net cash provided by financing activities	-	82,000

Net (decrease) increase in cash	(269,084)	180,755

Cash at beginning of the period	456,097	238,507
Cash at end of the period	$187,013	$419,262

Non-cash investing and financing activities:
None	$-	$-

See accompanying notes to condensed financial statements

F-25

FREECAST, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2014 AND 2013

NOTE A – ORGANIZATION AND PRINCIPAL ACTIVITIES

FreeCast, Inc. (the “Company”) developed and markets an interactive digital media guide that facilitates access to a virtual library of entertainment media. The Company is based in Orlando, Florida and was founded in 2011 as a Florida Corporation. The Company’s primary product is Rabbit TV, a web-based media guide that was created by Nextelligence, Inc. (“Nextelligence”), licensed to the Company by Nextelligence, and marketed by Telebrands Corp. (“Telebrands”).

On June 30, 2011 the Company entered into a Technology License and Development Agreement (“Technology Agreement”), as amended, with Nextelligence. The Technology Agreement provides for the Company to license technology (“Technology”) from Nextelligence and for Nextelligence to provide hosting services, office space, and accounting and administrative services to the Company. The Technology Agreement also provided for the Company to issue 20,000,000 shares as founder’s shares. As a result, Nextelligence has a greater than 50% ownership of the Company and therefore, the Company is considered a subsidiary of Nextelligence. The Company’s Chief Executive Officer (“CEO”) is also the CEO of Nextelligence.

NOTE B – BASIS OF PRESENTATION

The accompanying condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

The interim unaudited condensed financial statements as of December 31, 2014 and for the six months ended December 31, 2014 and 2013 have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information on the same basis as the annual financial statements and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position, results of operations and cash flows for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for a full year or for any future period. They do not include all of the information and footnotes required by GAAP for complete financial statements. Therefore, these financial statements should be read in conjunction with the Company’s audited financial statements and notes thereto for the year ended June 30, 2014 included here within.

The Company currently operates in one business segment focusing on the development and marketing of its primary product, Rabbit TV. The Company is not organized by market and is managed and operated as one business. A single management team reports to the chief operating decision maker, the Chief Executive Officer, who comprehensively manages the entire business. The Company does not currently operate any separate lines of business or separate business entities.

Going Concern

The Company has a limited operating history and has incurred recurring losses from operations since inception, accumulating a deficit of approximately $5.7 million as of December 31, 2014. For the six months ended December 31, 2014 and 2013, the Company incurred net losses of approximately $1.1 million in each period. The Company may incur additional losses and negative operating cash flows in the future. Failure to generate sufficient revenues, reduce spending or raise additional capital could adversely affect the Company’s ability to achieve its intended business objectives. These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

F-26

FREECAST, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2014 AND 2013

Since the inception of the Company in 2011, the operations of the Company have been funded primarily through sales of common stock to private investors, debt financing, and exchange of common stock for services received by the Company. Management cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that the Company raises additional funds by issuing equity securities, the Company’s stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact the Company’s ability to conduct business. If the Company is not able to raise additional capital when required or on acceptable terms, the Company may have to (i) significantly delay, scale back or discontinue the development and/or commercialization of Rabbit TV; (ii) seek collaborators for further development and commercialization of Rabbit TV; or (iii) relinquish or otherwise dispose of some or all of the Company’s rights to technologies or the products that the Company would otherwise seek to develop or commercialize.

The accompanying condensed financial statements for the six months ended December 31, 2014 and 2013 have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. During the 2015 fiscal year, management intends to raise additional debt and/or equity financing to fund future operations and to provide additional working capital. However, there is no assurance that such financing will be consummated or obtained in sufficient amounts necessary to meet the Company’s needs.

The condensed financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of these condensed financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and disclosed in the accompanying notes. Actual results may differ from those estimates and such differences may be material to the financial statements. The more significant estimates and assumptions by management include among others: the valuation allowance on deferred tax assets, the valuation of the Company’s common stock, and revenue recognition.

Revenue Recognition

Revenue is principally derived from membership and advertising services. The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. For all revenue transactions, the Company considers customer registration, payment, or third party acknowledgement to be persuasive evidence of an arrangement.

Membership revenue

The Company generates membership revenue through the sale of Rabbit TV and Rabbit TV Plus, a web-based media guide that aggregates free media content on the web and facilitates access for its customers. The Company does not retransmit or distribute content.

Membership revenue is derived from sales through Telebrands, a third-party marketing and distribution company (Rabbit TV) and through direct sales to members (Rabbit TV Plus). Rabbit TV members can access the service through a plug-in USB device that is manufactured, distributed and marketed by Telebrands. The USB device acts as a key to the Rabbit TV Guide. It does not install any software, but rather ensures that the user is a Rabbit TV member before granting access to the service. The Company has replaced the USB device with an online registration process, Rabbit TV Plus, which allows members to access the service without use of USB device. A Rabbit TV Plus account also includes free access to the Rabbit TV Mobile app, for Android and iOS devices.

F-27

FREECAST, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2014 AND 2013

Membership revenue is recognized ratably on a straight-line basis over the duration of the membership period, generally ranging from one to six years. All membership fees are collected at the time of purchase.

Premium services are also available, for an additional fee, to allow single or time-limited use of private, decrypted viewing of movies, sporting events, concerts, or other types of events. Revenue is recognized in the period service access is provided.

On October 15, 2012, the Company entered into a Distribution Agreement (“Distribution Agreement”) with Telebrands. The Distribution Agreement provides the right to Telebrands to market, promote, sell, and distribute memberships to access Rabbit TV. Telebrands shall pay to the Company an amount equal to (i) the number of memberships sold and funds collected, multiplied by (ii) the greater of (A) seventy-five cents ($0.75) or (B) seven and one-half percent (7.5%) of net sales, as defined. In addition, the Company shall pay Telebrands thirty percent (30%) of the Company’s advertising revenue (see Note 5).

On June 13, 2014, the Company amended the Distribution Agreement (“Amended Distribution Agreement”). The Amended Distribution Agreement added that the Company may market, promote, sell, and distribute memberships to access Rabbit TV Plus via the Internet. The Company shall pay to Telebrands the greater of (i) (A) the number of memberships sold and funds collected, multiplied by (B) seventy-five cents ($0.75) or (ii) fifty percent (50%) of the Company’s net profits derived from the Company’s sales under the Amended Distribution Agreement.

The Company evaluated the criteria outlined in ASC Topic 605-45, Principal Agent Considerations, in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. Rabbit TV fees paid by customers through Telebrands is reported net of any fees payable to or retained by Telebrands. This is because, although the Company is the primary obligor, the Company does not establish the sales price and does not have credit risk. Rabbit TV Plus fees paid by customers to the Company is reported at gross. Since the Company is the primary obligor in the transaction, has latitude in establishing the sales price, and has the credit risk, revenue is recorded on a gross basis.

In August 2013, Telebrands reached a milestone in the Distribution Agreement (see Note 5) resulting in 4,000,000 warrants becoming exercisable, beginning July 16, 2016, at an exercise price of $0.25 per share, with a fair value of $840,000 (see Note 7). In accordance with ASC Topic 605-50, Customer Payments and Incentives (“ASC 605-50”), membership revenue is presented net of cash or equity instruments provided as sales incentives to customers and distributors of the Company’s memberships. When classification of sales incentives as a reduction of revenue results in negative revenue for a specific customer or distributor on a cumulative basis (that is, since inception of the overall relationship between the Company and the customer or distributor), then the amount of the cumulative shortfall is classified as an expense. Membership revenues for the six months ended December 31, 2013 are net of $190,242 of incentives in the form of warrants to purchase the Company’s common stock (see Note 7) provided to a distributor of the Company’s memberships. The amount recognized net in revenues represents the cumulative revenues recognized on memberships sold through the distributor. The remaining value of the sales incentive of $649,758 is recognized in the six months ended December 31, 2013 as incentives to distributor in Operating Costs and Expenses in the Company’s Statements of Operations.

Advertising and other revenue

The Company generates advertising revenue pursuant to arrangements with advertising affiliates and brokers. Under these arrangements, the Company provides the agencies and brokers the ability to sell advertising inventory on the Company’s service directly to advertisers. The Company reports this revenue net of amounts due to agencies and brokers because the Company is not the primary obligor under these arrangements nor does the Company set the pricing or establish or maintain the relationship with the advertisers.

F-28

FREECAST, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2014 AND 2013

Deferred revenue

Deferred revenue consists of both prepaid but unrecognized membership revenue and advertising fees received or billed in advance of the delivery or completion of the delivery of services. The Company may pay sales incentives, in cash or by issuing equity instruments, to distributors of the Company’s memberships. Such sales incentives are not recognized as deferred revenue. Rather, sales incentives are recognized in current operations when issued, regardless of amounts in deferred revenue, which may have resulted from the distributors efforts. Deferred revenue is recognized as revenue when the services are provided and all other revenue recognition criteria have been met.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company maintains cash and cash equivalents with domestic financial institutions of high credit quality. For accounts receivable, the Company performs ongoing credit evaluations of customers to assess the probability of accounts receivable collection based on a number of factors, including past transaction experience with the customer, evaluation of their credit history, and review of the invoicing terms of the contract.

Accounts receivables are reported net of an allowance for doubtful accounts when applicable. The allowance for doubtful accounts reflects management’s best estimate of probable losses inherent in the accounts receivable balance at each reporting date. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. The Company recognized no bad debt expense for the six months ended December 31, 2014 and 2013 nor has the Company recognized an allowance for doubtful accounts at December 31, 2014 and June 30, 2014.

The Company had two customers, Telebrands and Google, that accounted for 10% or more of total revenue, excluding incentives to distributors and deferred memberships, comprising 39.0% and 97.7% of total revenue, excluding incentives to distributors and deferred memberships, on a combined basis for the six months ended December 31, 2014 and 2013. The Company had one customer, Telebrands, that accounted for 10% or more of total accounts receivable as of December 31, 2014 and June 30, 2014, comprising 94.4% and 95.0%, respectively, of total accounts receivable.

Cost of Revenue

Cost of revenue consists primarily of hosting, product development, and infrastructure costs and the salaries and benefits related to employees in software engineering, facilities-related expenses, and information technology associated with supporting those functions. Hosting costs consist of content streaming, maintaining our internet service and creating and serving advertisements through third-party ad servers. The Company makes payments to third-party ad servers in the period in which the advertising impressions are delivered or click-through actions occur, and accordingly records this as a cost of revenue in the related period. The Company incurs product development expenses primarily for improvements to the Company’s website, the apps, development of new advertising products and development and enhancement of the guide and streaming system. Product development costs are generally expensed as incurred. Certain website development and internal use software development costs may be capitalized when specific criteria are met. In such cases, the capitalized amounts are amortized to cost of revenue over the useful life of the related application once the application is placed in service.

F-29

FREECAST, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2014 AND 2013

Compensation and Benefits

Compensation and benefits consists primarily of employee-related costs, including salaries and benefits related to employees in finance, accounting, internal information technology and other administrative personnel and stock based compensation.

Sales and Marketing

Sales and marketing consists primarily of employee-related costs, including salaries, commissions and benefits related to employees in sales, sales support and marketing departments. In addition, sales and marketing expenses include external sales and marketing expenses such as third-party marketing, branding, advertising, public relations expenses, commissions, facilities-related expenses, and infrastructure costs.

General and Administrative

General and administrative expenses include professional services costs for outside legal and accounting services, facilities-related expenses, travel costs, third party customer support, and credit card fees.

Fair Value of Financial Instruments

The Company follows the provisions of FASB ASC Topic 820, “Fair Value Measurements and Disclosures” for financial instruments. This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 permits an entity to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period.

ASC 820 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted prices included in level 1 that are directly or indirectly observable for the asset or liability. Such inputs include quoted prices in active markets or similar assets and liabilities, quoted prices for identical or similar assets or liabilities in markets that not active, inputs other than quoted prices that are observable for the asset or liability, or inputs derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs are unobservable inputs for the asset or liability. Such inputs are used to measure fair value when observable inputs are not available.

As of December 31, 2014 and 2013, the carrying amounts of the Company’s financial assets and liabilities, such as accounts receivable, notes receivable, accounts payable, accrued expenses, accrued salaries and benefits, and accrued interest approximate the fair values due to the short-term nature of the instruments.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable

Accounts receivable are reported net of an allowance for doubtful accounts when applicable. The Company recognized no bad debt expense for each of the six months ended December 31, 2014 and 2013 nor has the Company recognized an allowance for doubtful accounts at December 31, 2014 and June 30, 2014.

F-30

FREECAST, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2014 AND 2013

Property and Equipment

Property and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, generally five years. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered to be impaired when the sum of the undiscounted future net cash flows expected to result from the use of the assets and its eventual disposition exceeds its carrying amount. The amount of impairment loss, if any, is measured as the difference between the net book value of the asset and its estimated fair value.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed (“ASC 985-20”). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to expense until technological feasibility is established. Thereafter, until the product is released for sale, software development costs must be capitalized and reported at the lower of unamortized cost or net realizable value of the related product. The Company has adopted the “tested working model” approach to establishing technological feasibility for its applications. Under this approach, the Company does not consider an application in development to have passed the technological feasibility milestone until the Company has completed a model of the product that contains essentially all the functionality and features of the final product and has tested the model to ensure that it works as expected. To date, the Company has not incurred significant costs between the establishment of technological feasibility and the release of an application; thus, the Company has expensed all software development costs as incurred.

Deferred Offering Costs

Deferred offering costs, which primarily consist of direct legal fees relating to the initial public offering (“IPO”), are capitalized within current assets. The deferred issuance costs will be offset against IPO proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. The Company has recorded deferred offering costs related to legal totaling $50,000 in the accompanying Condensed Balance Sheets at December 31, 2014 and June 30, 2014, respectively.

Accrued Expenses

The Company incurs periodic expenses such as research and development, salaries, facility costs, and professional fees. An accrual for expenses is necessary when expenses have been incurred by the Company prior to them being paid. When a vendor’s invoice is not received, the Company is required to estimate its accrued expenses. This process involves reviewing quotations and contracts, identifying services that have been performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred for the service when the Company has not yet been invoiced or otherwise notified of the actual cost. The majority of the Company’s service providers invoice monthly in arrears for services performed or when contractual milestones are met. The Company estimates accrued expenses as of each balance sheet date based on facts and circumstances known at that time. The Company periodically confirms the accuracy of its estimates with the service providers and makes adjustments if necessary.

F-31

FREECAST, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2014 AND 2013

Income Tax Provision

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been reflected in the financial statements. Deferred tax assets and liabilities are determined based on the differences between the book and tax basis of assets and liabilities and operating loss carryforwards, using tax rates expected to be in effect for the years in which the differences are expected to reverse. Such differences arise from net operating loss carryforwards. The Company records a valuation allowance to reduce deferred income tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Employee Stock Based Compensation

Stock based compensation issued to employees and members of our board of directors is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. The grant date fair value of a stock based award is recognized as an expense over the requisite service period of the award on a straight-line basis. The Company will recognize compensation expense, measured as the fair value of the warrants on grant date, when a Performance Condition is considered probable of occurring.

For purposes of determining the variables used in the calculation of stock based compensation issued to employees, the Company performs an analysis of current market data and historical data to calculate an estimate of implied volatility, the expected term of the option and the expected forfeiture rate. With the exception of the expected forfeiture rate, which is not an input, we use these estimates as variables in the Black-Scholes option pricing model. Depending upon the number of stock options granted any fluctuations in these calculations could have a material effect on the results presented in our statements of operations. In addition, any differences between estimated forfeitures and actual forfeitures could also have a material impact on our financial statements.

Stock Based Compensation Issued to Nonemployees

Common stock issued to non-employees for acquiring goods or providing services is recognized at fair value when the goods are obtained or over the service period. If the award contains performance conditions, the measurement date of the award is the earlier of the date at which a commitment for performance by the non-employee is reached or the date at which performance is reached. A performance commitment is reached when performance by the non-employee is probable because of sufficiently large disincentives for nonperformance.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued ASU 2014-09, which will update Codification topic: Revenue from Contracts with Customers. The principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which entity expects to be entitled in exchange for those goods or services. The guidance in ASU 2014-09 is effective for public entities for annual reporting periods beginning after December 15, 2017, including interim periods therein. Management is currently evaluating the impact ASU 2014-09 will have on the Company’s financial position, results of operations and cash flows. In April 2015, the FASB approved issuing an exposure draft to extend the effective date of ASU 2014-09 by a year for both public and non-public companies.

F-32

FREECAST, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2014 AND 2013

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides guidance regarding management’s responsibility to assess whether substantial doubt exists regarding the ability to continue as a going concern and to provide related footnote disclosures. In connection with preparing financial statements for each annual and interim reporting period, management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). This ASU is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Management is currently evaluating the new guidance and has not determined the impact this standard may have on the Company’s condensed financial statements.

NOTE D – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

		December 31,	June 30,
	Estimated Life	2014	2014

Property and equipment	5 years	$16,936	$11,961
Accumulated depreciation		(3,483)	(1,781)
Total		$13,453	$10,180

Depreciation expense was $1,702 and $551 for the six months ended December 31, 2014 and 2013, respectively, and is classified in general and administrative expenses in the Condensed Statements of Operations.

NOTE E – COMMITMENTS AND CONTINGENCIES

Distribution Agreement

On October 15, 2012, the Company entered into a Distribution Agreement with Telebrands. The Distribution Agreement provides the right to Telebrands to market, promote, sell, and distribute memberships to access Rabbit TV. Telebrands shall pay to the Company an amount equal to (i) the number of memberships sold and funds collected by (ii) the greater of (A) seventy-five cents ($0.75) or (B) seven and one-half percent (7.5%) of net sales, as defined. In addition, the Company shall pay Telebrands thirty percent (30%) of the Company’s advertising revenue. The Distribution Agreement also provided that Telebrands shall purchase 4,000 shares of the Company’s common stock for proceeds of $1,000 and the Company issued to Telebrands ten-year warrants to purchase up to 20,000,000 shares of the Company’s common stock (of which 4,000,000 warrants were earned in 2013 and become exercisable on July 16, 2016), with an exercise price of $0.25 per share. If Telebrands continues to meet various agreed milestones of membership sales, the warrants become exercisable beginning July 16, 2016 through October 14, 2022 (see Note G).

On June 13, 2014, the Company amended the Distribution Agreement (“Amended Distribution Agreement”). The Amended Distribution Agreement added that the Company may market, promote, sell, and distribute memberships to access Rabbit TV Plus via the Internet. The Company shall pay to Telebrands the greater of (i) (A) the number of memberships sold and funds collected, multiplied by (B) seventy-five cents ($0.75) or (ii) fifty percent (50%) of the Company’s net profits derived from the Company’s sales under the Amended Distribution Agreement.

The agreements terminate on December 31, 2017 unless extended for five (5) years or terminated early based on minimum memberships sold.

F-33

FREECAST, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2014 AND 2013

As of December 31, 2014, the Company owed Telebrands a total of $42,275 and Telebrands owed the Company a total of $777,458 comprised of the balance due on October 2014 billings of $1,971, November 2014 billings of $40,407 paid in January 2015 and December 2014 billings of $53,309 paid in February 2015 and a total of $942,300 billed as a result of a reconciliation of memberships sold through December 31, 2014, offset partially by the amount of the Setoff Agreement of $260,529.

Although the Company’s monthly billings to Telebrands continue to be paid currently by Telebrands, through December 2014, the Company completed a reconciliation of memberships sold from January 2013 through December 2014, and billed Telebrands approximately $942,000 for past due memberships sold.

On October 29, 2014, the Company signed a Setoff Agreement with Telebrands in which approximately $261,000 that was owed by the Company to Telebrands was setoff and applied against the amounts owed by Telebrands to the Company. In addition, with the consent of Telebrands, the Company may from time to time, but no more frequently than monthly, setoff and apply against any amount owed by Telebrands to the Company. The Company considers the amount owed by Telebrands to be fully collectible and provided no allowance for bad debts. In the future, the Company plans to reconcile memberships sold each quarter based on a one-quarter lag.

Voting Trust Agreement

On October 15, 2012, the Company entered into a Voting Trust Agreement (“Voting Trust Agreement”) with Telebrands and the Company’s CEO. The Voting Trust Agreement appoints CEO as the trustee of all the shares of the Company’s common stock that Telebrands owns at any time (the “Entrusted Shares”). Telebrands currently owns 4,000 shares of the Company’s common stock and warrants to purchase up to 20,000,000 share of the Company’s common stock (of which 4,000,000 are earned and become exercisable on July 16, 2016). Pursuant to the Voting Trust Agreement, CEO is entitled to exercise all rights relating to the voting and disposition of the Entrusted Shares, provided, however, CEO is not allowed to effect a disposition or permit registration of the Entrusted Shares with the Securities and Exchange Commission or any state securities administrators unless Nextelligence, which is majority owned and controlled by CEO, simultaneously effects a disposition or permits registration of an identical proportion of the Company’s voting securities of the Company that Nextelligence holds on the same terms and conditions. In addition, CEO may not permit a disposition or registration of any voting securities of the Company that Nextelligence holds unless he simultaneously effects a disposition or registration of an identical proportion of the Entrusted Shares on the same terms and conditions.

The term of such trust ends upon the earlier of, CEO ceasing to be an affiliate of the Company, as defined in the Voting Trust Agreement, or the disposition of all of the Entrusted Shares.

The Company is obligated to indemnify CEO against any liabilities, damages, claims, taxes, deficiencies, assessments, losses, penalties, interest, costs and expenses paid or incurred by him in connection with the Voting Trust Agreement, unless those paid or incurred are a result of the gross negligence, willful misconduct or bad faith of CEO.

Related Party Technology Agreement

On June 30, 2011 the Company entered into a Technology Agreement, as amended, with Nextelligence. The Technology Agreement provides for the Company to license Technology from Nextelligence and for Nextelligence to provide hosting services, office space, and accounting and administrative services to the Company. The Company shall pay Nextelligence each month for the amount of the actual costs incurred by Nextelligence plus 20% for these service plus 4% of gross revenues, as defined, as a technology license fee. The Technology Agreement was amended on July 31, 2014 to change the monthly payment to Nextelligence to $23,000 for the services plus 4% of gross revenues, as defined, as a technology license fee, and terminates forty (40) years from the date of the Technology Agreement. Nextelligence has a greater than 50% ownership of the Company and therefore, the Company is considered a subsidiary of Nextelligence. The Company’s CEO is also the CEO of Nextelligence.

F-34

FREECAST, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2014 AND 2013

The Company has recorded a receivable totaling $396,543 for amounts erroneously overcharged by Nextelligence for its Administrative Support and Development in the accompanying Condensed Balance Sheets at December 31, 2014 and June 30, 2014. On January 2, 2015, the Company agreed to purchase from Nextelligence for $400,000 certain software which is used as a Media Content Management System by which the Company organizes and delivers content to its customers. The purchase price will be paid by the Company to Nextelligence by (i) the reduction of the obligation in the amount of $396,543 and (ii) the payment by the Company to Nextelligence of $3,457.

The Company paid approximately $246,000 and $236,000, to Nextelligence in the six months ended December 31, 2014 and 2013, respectively.

Employment Agreements

Chief Executive Officer

Effective June 27, 2011, the Company entered into a consulting agreement with its CEO under which he is to receive an annual compensation of $200,000 and certain additional benefits. The consulting agreement expired on June 30, 2013. Past due balances accrue interest at 12%. Effective July 1, 2013, the Company entered into an employment agreement with the CEO under which he is to receive an annual compensation of $200,000 and certain additional benefits including reimbursement for all automobile expenses incurred by the CEO in connection with the performance of his duties under this Agreement. On July 1, 2014, the Company amended the employment agreement with its CEO to include a $2,500 per month automobile allowance in place of all automobile expenses. The term of the agreement continues until June 30, 2019 and is renewed for successive one-year periods by mutual consent at the end of the term. An annual cash bonus may be paid at the discretion of the Board of Directors. If the CEO is terminated by the Company other than for cause or as a result of death or permanent disability or if the CEO terminates his employment for good reason, which includes a change of control, he shall receive payment in respect of compensation earned but not yet paid. In addition, on both October 19, 2012 and December 31, 2012, the Company issued the CEO warrants to purchase 5,000,000 shares with an exercise price of $0.25, in which 2,500,000 warrants vest and become exercisable on July 15, 2016 and 2017, respectively, and expire on October 18, 2022 with respect to the October 2012 issuance and on December 30, 2022 with respect to the December 2012 issuance (see Note 7). The CEO is also the CEO of Nextelligence.

For the six months ended December 31, 2013, the Company paid the CEO a total of $18,036 for salary and $1,180 for automobile expenses. For the six months ended December 31, 2014, the Company made payments totaling $109,795 to the CEO for salary and $12,500 for an automobile allowance.

The Company has accrued expenses of $140,269 under Accrued Salaries and Benefits Related Party - CEO for unpaid amounts due at December 31, 2014. The Company recognized an expense of $100,512 for CEO wages and $15,000 for an automobile allowance for the six months ended December 31, 2014 within compensation and benefits in the Condensed Statement of Operations.

Chief Financial Officer

Effective April 28, 2014, the Company entered into an employment agreement with its Chief Financial Officer (“CFO”) under which he is to receive an annual compensation of $250,000. Pursuant to an amendment on June 10, 2014 and in exchange for reducing his compensation by $100,000 for the employment year ending April 27, 2015 (“Employment Year”), the Company issued the CFO an award of 400,000 shares of common stock with a fair value $100,000. The shares will be earned over the Employment Year. The term of the agreement continues until April 27, 2015 and automatically extended on a month-to-month basis at the end of the term. An annual cash bonus may be paid at the discretion of the Board of Directors. If the CFO is terminated by the Company as a result of death or permanent disability or if the CFO terminates his employment for good reason he shall receive payment in respect of compensation earned but not yet paid. If the CFO is terminated by the Company other than due to his death or disability or for cause, the Company would be obligated to pay the CFO at a rate of $250,000 per year (i) for three months subsequent to the termination date if the termination date is on or before April 27, 2015, and (ii) for six months subsequent to the termination date if the termination date is subsequent to April 27, 2015. In addition, on April 28, 2014, the Company issued the CFO warrants to purchase 274,033 shares of the Company’s common stock, with an exercise price of $0.25, that vest and become exercisable on July 31, 2015 only if the Company closes a registered public offering of its equity securities, or has a change in control, on or before April 28, 2015 (collectively, “the Performance Condition”). The warrants expire on July 31, 2018 (see Note 7).

F-35

FREECAST, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2014 AND 2013

Legal Services Agreement

On June 27, 2011, the Company entered into an agreement with its outside legal firm, as amended, pursuant to which the Company will be provided legal service in the amount of $5,000 per month. The agreement shall continue until either the first to occur (i) the date a registration statement is filed with the Securities and Exchange Commission or (ii) December 31, 2014. Several partners in this legal firm are also shareholders of the Company.

The Company has accrued expenses of $210,000 and $180,000 under Accrued Legal Expenses in the accompanying Condensed Balance Sheets at December 31, 2014 and June 30, 2014, respectively. The Company recognized an expense for these services of $30,000 for the six months ended December 31, 2014 and 2013, within general and administrative in the Condensed Statement of Operations. No payments have been made for the six months ended December 31, 2014 and 2013.

Past due balances accrue interest at 12% and the Company has recorded a balance due of $43,113 and $31,470 under Accrued Interest Payable in the accompanying Condensed Balance Sheets at December 31, 2014 and June 30, 2014, respectively. The Company recognized interest expense of $11,643 and $8,014 for the six months ended December 31, 2014 and 2013, respectively, within Interest Expense in the Condensed Statement of Operations.

Consulting Agreement

On July 20, 2011, the Company entered into a consulting agreement with Bonsai Group. The Bonsai Group is owned by a family member of one of the partners in the legal firm referred to in the Legal Services Agreement above (the “Lawyer/Shareholder”). The agreement paid a monthly consulting fee of $7,500, commenced September 1, 2011 and continued until August 1, 2012. Past due balances accrue interest at 12%. On November 16, 2012, the amount owed of $95,679 (including $13,179 of accrued interest) was acquired by the Lawyer/Shareholder from his family member (see Note F).

Legal

The Company is involved from time to time in various disputes, lawsuits, and other matters arising in the ordinary course of business. Management makes assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters. No accruals were considered necessary in the accompanying Condensed Financial Statements.

F-36

FREECAST, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2014 AND 2013

NOTE F – NOTES PAYABLE

On July 20, 2011, the Company entered into an unsecured $100,000 promissory note (“Promissory Note”) from Orchid Group. The Orchid Group is also owned by the same family member of the Lawyer/Shareholder referred to under Consulting Agreement in Note 5. The Promissory Note accrues interest at 10% per annum beginning September 1, 2011 and becomes due and payable on August 1, 2012. On November 16, 2012, the amount owed of $132,561 (including $32,561 of accrued interest) was acquired by the Lawyer/Shareholder from his family member.

On October 12, 2012, the Company entered into an unsecured $25,000 promissory note (“Note”) from the Lawyer/Shareholder. The Note accrues interest at 18% per annum and became due and payable on November 12, 2012.

On November 16, 2012, the Company entered into a Forbearance Agreement (“Forbearance Agreement”) with the Lawyer/Shareholder of the Company’s notes payable, accounts payable, and the related accrued interest (collectively, “Obligations”). The Forbearance Agreement extended the due date of the Company’s Obligations to November 15, 2013. In addition, the Company issued warrants to the Lawyer/Shareholder to purchase up to 5,000,000 shares with an exercise price of $0.25 per share, a fair value of $1,000,000, and have a term of ten years (see Note G).

The Company analyzed the transaction in accordance with ASC Topic 470-50-40, Extinguishment of Debt. The debt was extinguished through the issuance of common stock recorded through equity as discussed above and the issuance of 5,000,000 warrants resulting in a charge of $1,000,000 through the Condensed Statement of Operations as a loss on extinguishment of debt.

On June 30, 2013, the Company issued a total of 1,025,831 shares of common stock to extinguish Obligations totaling $256,458 owed to the Lawyer/Shareholder (see Note H).

NOTE G – WARRANTS

Warrants Issued to Employees

On April 28, 2014, the Company entered into an employment agreement with its CFO, under which the Company issued him warrants to purchase 274,033 shares of the Company’s common stock, with an exercise price of $0.25, that vest and become exercisable on July 31, 2015 only if the Company closes a registered public offering of its equity securities, or has a change in control, on or before April 28, 2015.

In the first quarter of fiscal year 2014, the Company issued to nine of its employees, warrants to purchase 925,000 shares, with an exercise price of $0.25, which vest and become exercisable on August 15, 2015 provided that the employee remains continuously employed through August 14, 2015. The warrants expire on August 14, 2018. The fair value on the grant date was $129,250. The Company recognized an expense for these services of $32,634 and $24,430 for the six months ended December 31, 2014 and 2013, respectively, within compensation and benefits in the Condensed Statement of Operations.

On December 31, 2012, the Company amended the employment agreement with its CEO, under which the Company issued him warrants to purchase 5,000,000 shares, with an exercise price of $0.25, in which 2,500,000 warrants vest and become exercisable on July 15, 2016 and 2017, respectively, and expire on December 30, 2022. The warrants become immediately exercisable upon a change in control of the Company. The fair value on grant date was $925,000. The Company recognized an expense for these services of $116,751 for each of the six months ended December 31, 2014 and 2013, respectively, within compensation and benefits in the Statement of Operations.

On October 19, 2012, the Company issued its CEO warrants to purchase 5,000,000 shares, with an exercise price of $0.25 in which 2,500,000 warrants vest and become exercisable on July 15, 2016 and 2017, respectively, and expire on October 18, 2022. The warrants become immediately exercisable upon a change in control of the Company. The fair value of the warrants on grant date was $925,000. The Company recognized an expense for these services of $111,106 for each of the six months ended December 31, 2014 and 2013, respectively, within compensation and benefits in the Condensed Statement of Operations.

F-37

FREECAST, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2014 AND 2013

Warrants Issued to Nonemployees

In August 2013, Telebrands reached a milestone in the Distribution Agreement (see Note E) resulting in 4,000,000 warrants becoming exercisable beginning July 16, 2016, at an exercise price of $0.25 per share. In accordance with ASC 605-50, the Company recognized the fair value of the warrants of $840,000 as a $190,242 reduction of membership revenue and $649,758 as incentives to distributor in Operating Costs and Expenses for the six months ended December 31, 2013 in the Condensed Statement of Operations.

On November 16, 2012, the Company entered into a Forbearance Agreement with the Lawyer/Shareholder, under which the Company issued warrants to purchase up to 5,000,000 shares, with an exercise price of $0.25 per share, in which 2,500,000 warrants vest and become exercisable on July 15, 2016 and 2017, respectively, and expire on November 15, 2022. The warrants become immediately exercisable upon a change in control of the Company. The Company recognized the fair value of the warrants of $1,000,000 as a loss on extinguishment of debt classified in the Condensed Statement of Operations.

Valuation of Warrants

Management used the Black-Scholes valuation model to value the warrants with known inputs from the third party sales (warrant term, exercise price and expiration date) and assumptions for expected volatility rate; dividend rate; and risk free interest rate. The table summarizes the Black-Scholes assumptions:

	Six Months Ended December 31, 2013
	Low	High
Expected dividend yield	0.00%	0.00%
Expected stock-price volatility	76.09%	85.63%
Risk-free interest rate	0.63%	2.78%
Expected term of warrants (years)	3.4	9.1
Stock price	$0.25	$0.25
Exercise price	$0.25	$0.25

Expected dividend yield. The Company bases the expected dividend yield assumption on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends on the Company’s common stock.

Expected stock-price volatility. The expected stock-price volatility assumption is based on volatilities of the Internet Software and Services/Application Software Index in the sub-$50 million market cap.

Risk-free interest rate. The Company bases the risk-free interest rate assumption on observed interest rates appropriate for the expected term of the stock option grants.

F-38

FREECAST, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2014 AND 2013

Expected term of warrants. The expected term of warrants represents the period of time that warrants are expected to be outstanding. Because the Company does not have historic exercise behavior, the Company determines the expected life assumption using the simplified method, which is an average of the contractual term of the warrant and its ordinary vesting period.

The Company analyzed the warrants issued (“Warrants”) in accordance with ASC 815, Derivatives and Hedging, to determine whether the Warrants meet the definition of a derivative under ASC 815 and, if so, whether the Warrants meet the scope exception of ASC 815, which is that contracts issued or held by the reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity shall not be considered to be derivative instruments. The provisions of ASC 815 subtopic 40, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, (“ASC 815 subtopic 40”) apply to any freestanding financial instruments or embedded features that have the characteristics of a derivative, as defined by ASC 815 and to any freestanding financial instruments that are potentially settled in an entity’s own common stock. The Company concluded the Warrants are equity instruments since they contain no provisions which would preclude the Company from accounting for the Warrants as equity.

The following represents a summary of the Warrants outstanding at December 31, 2014 and 2013 and changes during the period then ended:

	2014		2013
		Weighted		Weighted
		Average		Average
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding at beginning of period	36,199,033	$0.25	35,000,000	$0.25
Granted	-	-	1,199,033	0.25
Exercised	-	-	-	-
Expired/Forfeited	-	-	-	-
Outstanding at end of period	36,199,033	$0.25	36,199,033	$0.25
Exercisable at end of period	-	$-	-	$-

NOTE H – STOCK TRANSACTIONS

Common Stock Sales

During the six months ended December 31, 2013, the Company sold 348,000 shares of its common stock for proceeds of $87,000.

Common Stock Issuances for Debt and Accounts Payable Conversions

On June 30, 2013, the Company issued 643,113 shares of common stock to extinguish $125,000 of outstanding principal on notes payable and $35,778 of accrued interest to the Lawyer/Shareholder (see Note F).

On June 30, 2013, the Company issued 1,554,803 shares of common stock to extinguish $388,700 of outstanding accounts payable and accrued interest, which includes 1,172,085 shares of common stock valued at $293,021 to Nextelligence and 382,718 shares of common stock valued at $95,679 to the Lawyer/Shareholder.

F-39

FREECAST, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2014 AND 2013

Employee Stock Based Compensation

On June 10, 2014, as consideration for our CFO reducing his cash compensation by $100,000 for the Employment Year ending April 27, 2015, the Company issued an award of 400,000 shares of common stock valued at $100,000 to our CFO. The shares will be earned over the Employment Year.

On June 30, 2013, as consideration for amounts owed to our CEO under a prior consulting arrangement, the Company issued 1,435,138 shares of common stock valued at $358,785 ($318,781 of consulting fees and $40,004 of interest) to our CEO. The shares were earned immediately. The value of each of the awards was determined by reference to contemporaneous sales of the Company’s common stock to third parties.

NOTE I – RELATED PARTY TRANSACTIONS

Other than as set forth below, and as disclosed in Notes E, G, and H, the Company has not entered into or been a participant in any transaction in which a related person had or will have a direct or indirect material interest.

NOTE J – INCOME TAXES

FASB ASC 740 “Income Taxes” contains guidance with respect to uncertain tax positions which applies to all tax positions and clarifies the recognition of tax benefits in the financial statements by providing for a two-step approach of recognition and measurement. The first step involves assessing whether the tax position is more-likely-than-not to be sustained upon examination based upon its technical merits. The second step involves measurement of the amounts to recognize. Tax positions that meet the more likely than not threshold are measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate finalization with the taxing authority.

The Company does not have any unrecognized tax benefits which would favorably affect the effective tax rate if recognized in future periods, or accrued penalties and interest. If such matters were to arise, the Company would recognize interest and penalties related to income tax matters in income tax expense.

The Company files income tax returns in the U.S. federal jurisdiction and the state of Florida. For both federal and state income tax purposes, the Company’s fiscal 2011 through 2014 tax years remain open for examination by the tax authorities.

NOTE K – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 13, 2015, which is the date the financial statements were available to be issued.

F-40

FreeCast, INC.

___________ shares of common stock

PROSPECTUS

, 2015

Through and including            , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or membership.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses, all of which will be borne by the registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee*	$

FINRA filing fee*	$

Accounting fees and expenses*	$

Legal fees and expenses*	$

Printing and Engraving*	$

Transfer agent and registrar fees*	$

Miscellaneous*	$

* To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Pursuant to Section 607.0850 of the Florida Revised Statutes, we have the power to indemnify any person made a party to any lawsuit by reason of being a director or officer of the Registrant, or serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Our Articles of Incorporation and Bylaws provide that the Registrant shall indemnify its directors and officers to the fullest extent permitted by Florida law.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the common shares being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.

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Item 15. Recent Sales of Unregistered Securities.

The information below lists all of the securities sold by us during the past three years which were not registered under the Securities Act:

During fiscal year 2014, we sold 1,014,000 shares of our common stock to 14 accredited investors for proceeds of $253,000. The shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

In fiscal year 2014, we issued nine of our employees warrants to purchase an aggregate of 925,000 shares of our common stock with an exercise price of $0.25 per share. The warrants are exercisable subsequent to August 14, 2015 through August 14, 2018. The warrants were issued under certain compensatory benefit plan pursuant to the exemption from registration contained in Rule 701 under the Securities Act.

On April 15, 2014, we entered into an employment agreement with Christopher M. Savine, our Chief Financial Officer, pursuant to which we issued him warrants to purchase 274,033 shares of our common stock at an exercise price of $0.25 per share. The warrants become exercisable if the Company completes a registered public offering of its equity securities, or has a change in control, on or before April 28, 2015. The warrants expire on July 31, 2018. On June 10, 2014, we amended and restated the employment agreement with Mr. Savine and, as consideration for his reducing his cash compensation by $100,000 for the service rendered between April 15, 2014 and April 15, 2015, we issued Mr. Savine 400,000 shares of common stock. The shares and warrants were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

During fiscal year 2013, we sold 1,300,000 shares of our common stock to 18 accredited investors for proceeds of $325,000. The shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

On June 30, 2013, we issued 1,168,085 shares of our common stock to Nextelligence, Inc. in exchange for the cancellation of $292,021 of outstanding accounts payable and accrued interest incurred under the Technology Agreement. The shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

On June 30, 2013, as consideration for Mr. Mobley’s cancellation of $358,785 debt of unpaid compensation to him accrued as of June 30, 2013, we issued 1,435,138 shares of our common stock to Mr. Mobley. The shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

During fiscal year 2012, we sold 1,530,000 shares of our common stock to 19 accredited investors for proceeds of $382,500. The shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

On December 31, 2012, we issued to William A Mobley, Jr., in consideration of services rendered and to be rendered, two warrants to purchase a total of 5,000,000 shares with an exercise price of $0.25 per share. Each warrant to purchase 2,500,000 shares becomes exercisable subsequent to July 15, 2016 and 2017, respectively, and expires on December 30, 2022. The warrants were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

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On November 16, 2012, we entered into a forbearance agreement with a note holder, pursuant to which we issued two warrants to purchase up to 5,000,000 shares of our common stock with an exercise price of $0.25 per share. Each warrant to purchase up to 2,500,000 shares becomes exercisable subsequent to July 15, 2016 and 2017 and expires on November 15, 2022. The warrants were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering. On June 30, 2013, we issued 1,025,831 shares of our common stock pursuant to the conversion of $207,500 of outstanding principal on notes payable and $48,958 of accrued interest to the same note holder. The note was converted in accordance with the conversion terms. The shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

On October 19, 2012, we issued William A Mobley, Jr., in consideration of services rendered and to be rendered, two warrants to purchase a total of 5,000,000 shares of our common stock with an exercise price of $0.25 per share. Each warrant to purchase 2,500,000 shares becomes exercisable subsequent to July 15, 2016 and 2017, respectively, and expires on October 18, 2022. The warrants were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

On October 15, 2012, we entered into a Distribution Agreement with Telebrands Corp., pursuant to which we issued 4,000 shares of our common stock and warrants to purchase up to 20,000,000 shares of our common stock, with an exercise price of $0.25 per share. The warrants have a ten year term and become exercisable in tranches based on the number of memberships to our eMedia guide sold by Telebrands. Thus far, warrants for 4,000,0000 shares have been earned and become exercisable on July 16, 2016. The warrants expire on October 14, 2022. The shares and warrants were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

On June 30, 2011 we entered into a Technology License and Development Agreement (as amended on October 19, 2012 and July 1, 2013, the “Technology Agreement”), with Nextelligence, Inc. (“Nextelligence”), which is majority owned and controlled by William A. Mobley, Jr., our Chief Executive Officer and a director. Pursuant to the Technology Agreement we issued an aggregate of 20,000,000 shares to Nextelligence. The shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation of the Registrant*

3.2	Bylaws of the Registrant*

4.1	Form of Common Stock Certificate*

4.2	Form of Employee Warrant*

4.3	Warrant issued to Gary D. Lipson dated November 16, 2012*

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4.4	Warrant issued to Gary D. Lipson dated November 16, 2012*

4.5	Warrant issued to William A. Mobley, Jr. dated October 19, 2012*

4.6	Warrant issued to William A. Mobley, Jr. dated October 19, 2012*

4.7	Warrant issued to William A. Mobley, Jr. dated December 31, 2012*

4.8	Warrant issued to William A. Mobley, Jr. dated December 31, 2012*

4.9	Warrant issued to Telebrands Corp., dated October 15, 2012*

4.10	Warrant issued to Telebrands Corp., dated October 15, 2012*

4.11	Warrant issued to Telebrands Corp., dated October 15, 2012*

4.12	Warrant issued to Telebrands Corp., dated October 15, 2012*

5.1	Opinion of Loeb & Loeb LLP regarding legality*

10.1	Distribution Agreement between FreeCast, Inc. and Telebrands Corp., dated October 15, 2012*

10.2	Amendment Number One to Distribution Agreement between FreeCast, Inc. and Telebrands Corp., dated June 13, 2014*

10.3	Voting Trust Agreement by and among William A. Mobley, Jr., FreeCast, Inc. and Telebrands Corp. dated October 15, 2012*

10.4	Amended and Restated Technology License and Development Agreement between Nextelligance, Inc. and FreeCast, Inc., dated October 19, 2012*

10.5	Amendment to Amended and Restated Technology License and Development Agreement, dated July 1, 2013*

10.6	Employment Agreement between FreeCast, Inc. and William A. Mobley, Jr., dated July 1, 2013*

10.7	Amendment to Employment Agreement between FreeCast, Inc. and William A. Mobley, Jr., dated July 1, 2014*

10.8	Amended and Restated Employment Agreement between FreeCast, Inc. and Christopher M. Savine, dated June 10, 2014*

10.9	MCMS Purchase Agreement between FreeCast, Inc. and Nextelligence, Inc., dated January 2, 2015*

14.1	Code of Ethics of FreeCast, Inc. Applicable To Directors, Officers And Employees*

21.1	Subsidiaries of the Registrant*

23.1	Consent of EisnerAmper LLP

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23.2	Consent of Loeb & Loeb LLP (included in Exhibit 5.1)*

24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, Florida, on May 13, 2015.

FREECAST, INC.

By:	/s/ William A. Mobley, Jr.
Name: William A. Mobley, Jr.
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of William A. Mobley, Jr. and Christopher M. Savine his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement (and to any registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ William A. Mobley, Jr.	Chief Executive Officer and Chairman of the Board of Directors	May 13, 2015
William A. Mobley, Jr.	(principal executive officer)

/s/ Christopher M. Savine	Chief Financial Officer	May 13, 2015
Christopher M. Savine	(principal accounting and financial officer)

/s/ Eric William John Seidel	Director	May 13, 2015
Eric William John Seidel

/s/ David Gust	Director	May 13, 2015
David Gust

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